SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 06/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24th floor			2 - QUARTER OR DISTRICT CENTRO
3 - CEP (ZIP CODE) 20031-912	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor			3 - QUARTER OR DISTRICT CENTRO
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	2	01/04/2007	06/30/2007	1	01/01/2007	03/31/2007
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG AUDITORES INDEPENDENTES						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA						12- CPF (Taxpayers registration) 783.840.017-15

Pag: 1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 06/30/2007	2 - PREVIOUS QUARTER 03/31/2007	3 - SAME QUARTER IN THE YEAR 06/30/2007
Capital Paid-in
1 - Common	2.536.674	2.536.674	2.536.674
2 - Preferred	1.850.364	1.850.364	1.849.478
3 - Total	4.387.038	4.387.038	4.386.152
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 Oil and Gas
5 - MAIN ACTIVITY PROSPECTING OIL/GAS, REFINING AND ENERGY ACTIVITIES
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	AGO/E	04/02/2007	Dividends	05/17/2007	Common	0,3500000000
02	AGO/E	04/02/2007	Dividends	05/17/2007	Preferred	0,3500000000
03	RCA	07/25/2007	Interest on Capital Payable	01/31/2008	Common	0,5000000000
04	RCA	07/25/2007	Interest on Capital Payable	08/31/2008	Preferred	0,5000000000

Pag: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 – REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)
01	04/02/2007	52.644.460	4.380.477	Revenue Reserves	0	0,0000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 – DATE 08/13/2007	2 – SIGNATURE

Pag: 3

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 – Code	2 – DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
1	Total Assets	191.071.108	180.677.171
1.01	Current Assets	40.635.708	43.379.085
1.01.01	Cash and Cash Equivalents	11.386.548	13.138.974
1.01.01.01	Cash and Banks	2.998.878	1.115.043
1.01.01.02	Short Term Investments	8.387.670	12.023.931
1.01.02	Accounts Receivable, net	8.869.965	11.174.557
1.01.02.01	Customers	8.869.965	11.174.557
1.01.02.01.01	Customers	3.242.056	4.386.762
1.01.02.01.02	Subsidiary and Affiliated Companies	4.811.354	5.917.158
1.01.02.01.03	Other Accounts Receivable	1.009.886	1.051.728
1.01.02.01.04	Allowance for Doubtful Accounts	(193.331)	(181.091)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	13.274.243	12.281.642
1.01.04	Other	7.104.952	6.783.912
1.01.04.01	Dividends Receivable	119.356	579.431
1.01.04.02	Recoverable Taxes	5.617.388	4.942.301
1.01.04.03	Prepaid Expenses	903.163	836.998
1.01.04.04	Other Current Assets	465.045	425.182
1.02	Non-current Assets	150.435.400	137.298.086
1.02.01	Long-Term Assets	57.741.129	49.216.348
1.02.01.01	Credits	802.655	798.770
1.02.01.01.01	Petroleum and Alcohol Accounts	793.102	789.278
1.02.01.01.02	Marketable Securities	8.187	8.126
1.02.01.01.03	Investments in Privatization Process	1.366	1.366
1.02.01.02	Accounts Receivable, net	45.514.446	37.737.696
1.02.01.02.01	With Affiliates	1.488	1.488
1.02.01.02.02	With Subsidiaries	45.297.155	37.513.865
1.02.01.02.03	Other Companies	215.803	222.343
1.02.01.03	Other	11.424.028	10.679.882
1.02.01.03.01	Projects Financings	1.255.522	1.005.765
1.02.01.03.02	Deferred Income Tax and Social Contribution	1.564.200	1.479.333
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	760.410	852.549
1.02.01.03.04	Deferred Pasep/Cofins	2.353.111	2.003.063
1.02.01.03.05	Compulsory Loans – Eletrobrás	0	115.976
1.02.01.03.06	Judicial Deposits	1.385.174	1.358.348
1.02.01.03.07	Advance for Migration - Pension Plan	1.269.048	1.277.361
1.02.01.03.08	Advances to Suppliers	463.451	513.826
1.02.01.03.09	Prepaid Expenses	959.077	966.431
1.02.01.03.10	Inventories	437.781	453.120
1.02.01.03.11	Other Non-current Assets	976.254	654.110
1.02.02	Fixed Assets	92.694.271	88.081.738
1.02.02.01	Investments	24.014.704	23.166.510
1.02.02.02.01	In Affiliates	561.004	126.521
1.02.02.01.02	Goodwill in Affiliates	0	0
1.02.02.01.03	In Subsidiaries	23.267.452	22.986.516
1.02.02.01.04	Goodwill in Subsidiaries	(164.276)	(179.398)
1.02.02.01.05	Other Investments	350.524	232.871
1.02.02.02	Property, Plant and Equipment	65.215.153	61.516.762
1.02.02.03	Intangible	2.843.401	2.825.275
1.02.02.04		621.013	573.191

Pag: 4

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2	Liabilities and Stockholders' Equity	191.071.108	180.677.171
2.01	Current Liabilities	51.800.229	47.020.859
2.01.01	Loans and Financing	1.282.360	1.280.683
2.01.01.01	Financing	1.020.704	1.096.159
2.01.01.02	Interest on Financing	261.656	184.524
2.01.02	Debentures	0	0
2.01.03	Suppliers	5.269.116	4.765.194
2.01.04	Taxes, Contribution and Participation	7.917.525	8.086.815
2.01.05	Dividends	2.193.519	1.581.966
2.01.06	Accruals	1.804.074	1.486.114
2.01.06.01	Payroll and Related Charges	1.339.176	1.138.568
2.01.06.02	Contingency Accrual	54.000	54.000
2.01.06.03	Provision for Pension plan	410.898	293.546
2.01.07	Debts with Subsidiaries and Affiliated Companies	29.079.064	24.512.657
2.01.07.01	Suppliers	29.079.064	24.512.657
2.01.08	Other	4.254.571	5.307.430
2.01.08.01	Advances from Customers	253.696	1.750.722
2.01.08.02	Projects Financings	1.510.120	1.551.181
2.01.08.03	Other	2.490.755	2.005.527
2.02	Non-Current Liabilities	29.980.673	29.937.658
2.02.01	Non-Current Liabilities	29.980.673	29.937.658
2.02.01.01	Loans and Financing	4.563.129	4.820.180
2.02.01.01.01	Financing	4.563.129	4.820.180
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	19.695.070	18.953.535
2.02.01.03.01	Provision for Healthcare Benefits	8.386.146	8.085.131
2.02.01.03.02	Contingency Accrual	183.767	182.519
2.02.01.03.03	Provision for Pension Plan	3.110.774	3.051.315
2.02.01.03.04	Deferred Income Tax and Social Contribution	8.014.383	7.634.570
2.02.01.03.05	Other deferred taxes	0	0
2.02.01.04	Subsidiaries and Affiliated Companies	1.984.652	2.599.776
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	3.737.822	3.564.167
2.02.01.06.01	Provision for Dismantling of Areas	3.211.029	3.009.738
2.02.01.06.02	Other Payables	526.793	554.429
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	109.290.206	103.718.654
2.04.01	Capital	52.644.460	48.263.983
2.04.01.01	Subscribed and Paid-Up Capital	52.644.460	48.263.983
2.04.01.02	Monetary Restatement	0	0
2.04.02	Capital Reserves	1.285.788	372.064
2.04.02.01	AFRMM and Other	158.298	158.298
2.04.02.02	Tax Incentive – Income Tax	1.127.490	213.766
2.04.03	Revaluation Reserve	62.787	64.614
2.04.03.01	Private Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	62.787	64.614
2.04.04	Revenue Reserves	46.303.022	50.681.673
2.04.04.01	Legal	6.511.073	6.511.073
2.04.04.02	Statutory Reserves	241.322	1.249.441

Pag: 5

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2007	4 – 03/31/2007
2.04.04.03	Contingencies Reserves	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	39.546.993	42.919.351
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Other	3.634	1.808
2.04.05	Retained Earnings (Accumulated losses)	8.994.149	4.336.320
2.04.06	Advance for Future Capital Increase	0	0

Pag: 6

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 04/01/2007 to 06/30/2007	4- 01/01/2007 to 06/30/2007	5- 04/01/2006 to 06/30/2006	6- 01/01/2006 to 06/30/2006
3.01	Gross Operating Revenues	41.691.977	79.677.910	38.871.455	76.791.779
3.02	Sales Deductions	(10.866.494)	(20.984.344)	(10.430.684)	(20.239.548)
3.03	Net Operating Revenues	30.825.483	58.693.566	28.440.771	56.552.231
3.04	Cost of Products and Services Sold	(16.179.783)	(31.461.629)	(14.614.652)	(28.672.534)
3.05	Gross profit	14.645.700	27.231.937	13.826.119	27.879.697
3.06	Operating Expenses	(5.172.214)	(10.966.656)	(3.245.741)	(6.945.862)
3.06.01	Selling	(1.236.910)	(2.493.608)	(1.175.765)	(2.338.862)
3.06.02	General and Administrative	(1.024.814)	(2.064.272)	(907.787)	(1.657.249)
3.06.02.01	Management and Board of Directors Remuneration	(1.016)	(2.024)	(953)	(1.905)
3.06.02.02	Administrative	(1.023.798)	(2.062.248)	(906.834)	(1.655.344)
3.06.03	Financial	311.846	693.959	275.975	89.555
3.06.03.01	Income	1.046.498	2.017.313	775.905	1.077.984
3.06.03.02	Expenses	(734.652)	(1.323.354)	(499.930)	(988.429)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.729.501)	(7.662.050)	(2.150.786)	(4.095.307)
3.06.05.01	Taxes	(184.972)	(340.261)	(217.382)	(333.649)
3.06.05.02	Cost of Research and Technological Development	(425.093)	(804.723)	(492.257)	(732.329)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(235.509)	(451.337)	(280.911)	(386.614)
3.06.05.05	Healthy and Pension Plan	(423.988)	(847.975)	(455.848)	(911.696)
3.06.05.06	Net Monetary and Exchanges Variation	(1.217.563)	(2.189.660)	(10.017)	(502.876)
3.06.05.07	Other Operating Expenses, Net	(1.242.376)	(3.028.094)	(694.371)	(1.228.143)
3.06.06	Equity pick-up	507.165	559.315	712.622	1.056.001
3.07	Operating Income	9.473.486	16.265.281	10.580.378	20.933.835
3.08	Non-operating Income	(33.743)	(34.467)	31.976	(53.503)

Pag: 7

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 04/01/2007 to 06/30/2007	4- 01/01/2007 to 06/30/2007	5- 04/01/2006 to 06/30/2006	6- 01/01/2006 to 06/30/2006
3.08.01	Revenues	(563)	16.267	75.306	75.333
3.08.02	Expenses	(33.180)	(50.734)	(43.330)	(128.836)
3.09	Income before Taxes/Profit Sharing and Minority Interests	9.439.743	16.230.814	10.612.354	20.880.332
3.10	Income Tax and Social Contribution	(3.129.902)	(5.549.013)	(3.558.934)	(6.186.628)
3.11	Deferred Income Tax	541.507	505.867	46.557	(679.962)
3.12	Profit Sharing for Employee’s and Management	0	0	0	0
3.12.01	Profit Sharing for Employee’s and Management	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on share capital	0	0	0	0
3.15	Net Income/loss for the period	6.851.348	11.187.668	7.099.977	14.013.742
	Number of Shares. Ex-Treasury (Thousands)	4.387.038	4.387.038	4.386.152	4.386.152
	Net Income per Share	1,56173	2,55016	1,61873	3,19500
	Loss per Share	0	0	0	0

Pag: 8

04.01 – NOTES TO QUARTERLY INFORMATION

1. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

Significant accounting policies

The quarterly information has been produced in accordance with the accounting practices adopted in Brazil, in conformity with Brazilian Corporation Law and the standards and procedures laid down by the Brazilian Securities and Exchange Commission - CVM.

No changes were made to the main accounting guidelines followed by the Company in relation to those stated in the 2006 annual report.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

2. CASH AND CASH EQUIVALENTS

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Cash and banks	4.569.930	2.413.976	2.998.878	1.115.043

Short Term Investments
Local:
Exclusive investment funds
Currency	115.045	1.596.808		1.476.300
DI	3.735.312	3.924.556	2.670.625	2.613.174
Government Bonds	693.857	907.362
Financial investment funds – Currency	52.772	148.344
Financial investment funds – DI	750.842	1.449.652
Other	652.505	687.567

	6.000.333	8.714.289	2.670.625	4.089.474
Foreign:
“Time deposit“	3.865.511	2.356.132	3.751.194	2.798.421
Fixed-income securities	3.418.168	6.978.298	1.965.851	5.136.036

	7.283.679	9.334.430	5.717.045	7.934.457

Total Short Term Investments	13.284.012	18.048.719	8.387.670	12.023.931

Total cash and cash equivalents	17.853.942	20.462.695	11.386.548	13.138.974

Pag: 9

Local short term investments provide immediate liquidity and are mainly comprised of quotas in exclusive funds, which funds are invested in federal public bonds and financial derivative operations, executed by fund managers and tied to US Dollar futures contracts and Interbank Deposits (DI) guaranteed by the Brazilian Stock and Futures Exchange (BM&F). Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses. Short-term investments balances are recorded at cost plus accrued income, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

At June 30, 2007 and March 31, 2007, the Company and its subsidiary PifCo had amounts invested abroad in an exclusive investment fund that held, among others, debt securities of some of the Petrobras Group companies and a Special Purpose Company established in connection with the Company’s projects, mainly CLEP and Malhas project, in the amount equivalent to R$ 6.059.479 thousand and R$ 4.341.816 thousand (not including Malhas), respectively. This amount refers to consolidated companies and was offset against the balance of financing classified under current and non-current liabilities.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable are broken down as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007		03.31.2007

Customers
Third parties	13.103.711	14.481.225	3.242.056		4.386.762
Related parties (Note 6a)	601.542	668.977	50.109.997	(*)	43.432.511	(*)
Other	3.140.264	3.445.806	1.225.689		1.274.071

	16.845.517	18.596.008	54.577.742		49.093.344
Less: Allowance for doubtful accounts	(2.340.851)	(2.393.619)	(193.331)		(181.091)

	14.504.666	16.202.389	54.384.411		48.912.253
Less: long-term accounts receivable, net	(2.085.664)	(1.829.510)	(45.514.446)		(37.737.696)

Short-term accounts receivable, net	12.419.002	14.372.879	8.869.965		11.174.557

(*) Does not include dividends receivable of R$ 119.356 thousand on June 30, 2007 (R$ 579.431 thousand on March 31, 2007) and reimbursements receivable of R$ 1.193.152 thousand on June 30, 2007 (R$ 950.794 thousand on March 31, 2007).

Pag: 10

	R$ thousand

Change in allowance for doubtful
accounts	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Balance at April 1	2.393.619	2.437.636	181.091	187.482
Additions	35.228	30.214	17.569	3.186
Write-offs (*)	(87.996)	(74.231)	(5.329)	(9.577)

Balance at June 30	2.340.851	2.393.619	193.331	181.091

Short-term	1.263.650	1.251.668	193.331	181.091

Long-term	1.077.201	1.141.951

(*) Includes exchange variation of provision for uncollectible accounts constituted at foreign companies.

4. RELATED PARTIES

Petrobras carries out commercial transactions with its subsidiaries, affiliated companies and special purpose companies on normal market terms. The transactions for purchase of oil and oil products from the subsidiary PifCo carried out by Petrobras feature longer term for settlement, since PifCo is a subsidiary created for this purpose, considering the levy of the related charges in the period. The amounted related to prepayment export and international market funding are made at the same rate obtained by the subsidiary. The value, income and charges in connection with other transactions, especially intercompany loans, are established at arm’s length and/or in accordance with applicable legislation.

Pag: 11

4.1. Assets

	PARENT COMPANY

	CURRENT ASSETS		NON-CURRENT ASSETS

	Accounts			Amounts
	receivables,		Advance for	related to the
	mainly from	Dividends	capital	construction of	Loan	Other	Reimbursement	TOTAL
	sales	Receivable	increase	gas pipeline	Operations	operations	Receivable	ASSETS

Petroquisa and its subsidiaries	70.734				4			70.738
Petrobras Distribuidora S.A. and its subsidiaries	969.796				314.069			1.283.865
Gaspetro and its subsidiaries	311.127	115.242	89.967	1.048.069	15.961			1.580.366
PifCo and its subsidiaries	1.049.599				38.866.055	9.906		39.925.560
PNBV and its subsidiaries	16.556		9.472		0	1.981		28.009
Downstream and its subsidiary	423.578				334.589			758.167
Transpetro and its subsidiary	361.806							361.806
PIB-BV and its subsidiaries	174.409				0	72.714		247.123
Brasoil and its subsidiaries	2.600				3.109.091			3.111.691
BOC and its subsidiaries	234			0	493.451			493.685
Pcel	34.259							34.259
Other subsidiaries and associated companies	1.396.656	4.114	530.474	0	402.822	18	0	2.334.084
Termo-electric power stations	142.912	4.114	457.604		402.822			1.007.452
Affiliated companies	260.946		1.488					262.434
Others	992.798		71.382		0	18		1.064.198
Specific Purpose Entities							1.193.152	1.193.152

06/30/2007	4.811.354	119.356	629.913	1.048.069	43.536.042	84.619	1.193.152	51.422.505

03/31/2006	5.917.158	579.431	277.805	1.139.839	36.012.321	85.388	950.794	44.962.736

R$ Thousand

Intercompany loans

Index	June/2007	March/2007

TJLP + 5% p.a.	304.550	315.547
LIBOR + 1 to 3% p.a.	42.494.539	34.644.492
101% of CDI	295.250	576.243
IGPM + 6% p.a.	74.730	75.202
Other rates	366.973	400.837

	43.536.042	36.012.321

Pag: 12

a) Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of Gás Transboliviano S.A. - GTB, in which Petrobras Gás S.A. - Gaspetro holds a minority interest (11%).

A turn-key contract amounting to US$ 350 million was signed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years from January of 2000 in the form of transportation services.

On June 30, 2007, the balance of the rights to future transportation services, on accountant of costs already incurred in the construction up to that date, including interest of 10,07% p.a., is R$ 586.324 thousand (R$ 632.369 thousand on March 31, 2007), being R$ 463.451 thousand (R$ 513.826 thousand on March 31, 2007) classified under non-current assets as advances to suppliers. This amount also includes R$ 122.816 thousand (R$ 131.431 thousand on March 31, 2007) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG, a Gaspetro subsidiary. On June 30, 2007, Petrobras' the total receivables from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.048.069 thousand (R$ 1.139.830 thousand on March 31, 2007), classified under non-current assets as accounts receivable net.

Pag: 13

4.2. Liabilities

	PARENT COMPANY

	CURRENT LIABILITIES					NON-CURRENT LIABILITIES

	Suppliers of mainly oil and oil products	Advance from customers	Oil rigs freight	Operations with Projec tFinancing	Other Operations	Intercompany Loans	Export prepayments	Other Operations	TOTAL LIABILITIES

Petroquisa and its subsidiaries	(29.225)		27		(27)				(29.252)
Petrobras Distribuidora S.A. and its subsidiaries	(240.984)	(18.653)						(1.112.928)	(1.372.565)
Gaspetro and its subsidiaries	(98.483)	(113.676)							(212.159)
PifCo and its subsidiaries	(25.988.489)	(105.692)					(831.1748)		(26.925.355)
PNBV and its subsidiaries	(39.489)	1.961							(965.030)
Downstream and its subsidiary	(48.132)	(160.573)							(208.705)
Transpetro and its subsidiary	(567.881)		50		(50)				(567.931)
PIB and its subsidiaries	(182.489)	(76.876)	6.937		(5.292)				(266.302)
Brasoil and its subsidiaries	(33.863)	(905)							(56.360)
BOC and its subsidiary									7.325
Pcel	(7.325)								(452.732)
Other subsidiaries and associated companies	(371.064)	41.118				(40.550)			(7.096)
E-Petro and its subsidiary	(7.096)								(136.568)
Termo-electric power stations	(136.568)								(160.048)
Afiliates companies	(160.048)					40.550			(149.020)
Others	(67.352)	41.118
Specific Purpose Entities				(1.447.960)					(1.447.960)

3/31/2007	(27.607.424)	(519.454)	(945.172)	(1.447.960)	(7.014)	(40.550)	(831.174)	(1.112.928)	(32.511.676)

12/31/2006	(23.037.932)	(570.071)	(899.285)	(1.489.547)	(5.639)	(39.710)	(918.528)	(1.641.538)	(28.601.980)

Pag: 14

4.3. Income Statement

	PARENT COMPANY

	INCOME STATEMENT

	Operational	Financial	Monetary
	income mainly	income	Exchange
	from sales	(Expenses), net	Variations, net	TOTAL

Petroquisa and Subsidiaries	482.646	0	6.401	489.047
Petrobras Distribuidora S.A. and Subsidiaries	18.800.261	(82.148)	12.344	18.730.457
Gaspetro and Subsidiaries	1.159.458	37.483	(113.177)	1.083.764
PifCo and Subsidiaries	6.263.507	458.044	(1.259.986)	5.461.565
PNBV and Subsidiaries			83.855	83.855
Downstream and Subsidiary	1.791.752	19.254	(45.107)	1.765.899
Transpetro and Subsidiariary	187.212	0	6.924	194.136
PIB-B.V. and Subsidiaries	88.282	0	35.308	123.590
Brasoil and Subsidiaries	0	132.019	(328.923)	(196.904)
BOC and Subsidiaries	0	20.978	(53.786)	(32.808)
Pcel	80.407	0	2.665	83.072
Other subsidiaries and associated companies	4.665.100	16.576	(20.868)	4.660.808
E-Petro and subsidiary	1.774	0	0	1.774
Others		(30)		(30)
Termo-eletric power stations	568	18.255	(22.923)	(4.100)
Affiliated companies	4.662.758	(1.649)	2.055	4.663.164
Specific Purpose Companies	173.838	0	0	173.838

1° half of 2007	33.692.463	602.206	(1.674.350)	32.620.319

1° half of 2006	31.465.764	256.217	(472.134)	31.249.847

4.4. Transactions with Government entities and Pension Fund

The Company is controlled by the Federal Government and carries out several transactions with government entities as part of its operations.

Pag: 15

Significant transactions with government entities and the pension funds are presented as follows:

	Consolidated

	06.30.2007		03.31.2007

	Assets	Liabilities	Assets	Liabilities

Petros (Pension Fund)	1.269.048	272.322	1.277.361	254.031
Banco do Brasil S.A.	5.726.352	1.216.052	7.474.043	868.769
BNDES		6.178.013		7.382.915
Federal Government – Dividends Proposed		706.629		509.621
Judicial Deposits (CEF and BB)	1.695.640	7.679	1.385.016	8.596
Petroleum and alcohol account – Federal
Government Credits	793.102		789.278
Other	951.415	226.980	1.111.843	179.790

	10.435.557	8.607.675	12.037.541	9.203.722

Current	6.204.935	4.712.915	8.045.230	4.108.214

Non-current	4.230.622	3.894.760	3.992.311	5.095.508

Balances are classified in Balance Sheet as follows:

	Consolidated

	06.30.2007		03.31.2007

	Assets	Liabilities	Assets	Liabilities

Assets
Current	6.204.935		8.045.230

Cash and cash equivalents	5.678.311		7.416.587
Accounts receivable, net	101.270		95.951
Other current assets	425.354		532.692

Non-current	4.230.622		3.992.311

Petroleum and alcohol account - STN	793.102		789.278
Judicial deposits	1.692.241		1.385.016
Advances to pension plan	1.269.048		1.277.361
Other assets	476.231		540.656

Liabilities
Current		4.712.915		4.108.214

Financing loans		683.411		2.544.131
Proposed dividends		800.299		509.621
Other current liabilities		3.229.205		1.054.462

Non-current		3.894.760		5.095.508

Financing loans		3.847.269		4.977.768
Other liabilities		47.491		117.740

	10.435.557	8.607.675	12.037.541	9.203.722

Pag: 16

5. INVENTORIES

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Products:
Oil products (*)	4.472.808	4.020.164	3.574.689	3.403.285
Fuel alcohol	358.316	390.978	198.269	209.474

	4.831.124	4.411.142	3.772.958	3.612.759

Raw materials, mainly crude oil (*)	6.351.254	5.081.212	5.194.711	4.487.053
Maintenance materials and supply (*)	3.592.352	3.413.484	2.715.176	2.599.828
Advances to suppliers	2.146.808	2.109.048	2.000.162	2.014.469
Other	481.433	503.645	29.017	20.653

Total	17.402.971	15.518.531	13.712.024	12.734.762

Short-term	16.965.190	15.065.411	13.274.243	12.281.642

Long-term	437.781	453.120	437.781	453.120

(*) includes imports in transit.

6. PETROLEUM AND ALCOHOL ACCOUNT - STN

Settlement of accounts with the Federal Government

In order to conclude the settlement process, as established by Provisional Measure No. 2.181, of August 24, 2001, Petrobras after having provided all needed information required by the Secretary of the National Treasury - STN is in articulation with this office seeking to resolve the remaining outstanding differences existing between the parts.

The remaining balance to the amount of R$ 793.102 thousand (R$ 789.278 thousand as of March 31, 2007) may be paid by the Federal Government with National Treasury Bonds issued at the same amount of the final balance of the settlement of accounts or other amounts that might be owed by Petrobras to the Federal Government, including those related to taxes, or a combination of the foregoing options.

Pag: 17

7. MARKETABLE SECURITIES

Marketable securities classified as non-current assets are comprised as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Tax incentives – FINOR	5.317	9.797	4.815	4.815
B Certificates	176.119	216.625
Bank securities	146.134	152.009
NTN P	7.969	7.836	3.372	3.311
Other	249.786	151.254

	585.325	537.521	8.187	8.126

B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011, which bear interest equivalent to the Libor rate plus 2,5% p.a. to 4,25% p.a..

Bank and corporate securities have a maturity date of 2014 and an interest yield of 6,06% to 8,50% p.a.

8. PROJECTS FINANCINGS

Petrobras develops projects with local and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas in which the Company operates.

Considering that the projects financings are implemented by Special Purpose Companies, whose activities are, essentially, controlled by Petrobras, the expenses incurred by the Company on projects being negotiated or which have been negotiated with the parties are classified in the consolidated financial statements as non-current assets - property, plant and equipment.

Pag: 18

8.1. Reimbursements receivable and ventures under negotiation

The receivable balance, net of the received advances, referring to the costs incurred by Petrobras on projects already negotiated with third parties, has been classified in the non-current assets, as Projects Financings, and is broken down as follows:

	Parent Company

Projects/companies	06.30.2007		03.31.2007

Cayman Cabiunas Investment Co. Ltda.	815.078		816.698
PDET Offshore S.A.	829.237		744.363
Nova Transportadora do Nordeste S.A. (NTN)	96.410		96.410
Nova Transportadora do Sudeste S.A. (NTS)	71.300		71.250
Other	1.110		1.018

Total	1.813.135		1.729.739

Advances	(620.074)		(778.945)

Total net of reimbursements receivable	1.193.061		950.794

Ventures under negotiation	62.461	(*)	54.971	(*)

Total projects financings	1.255.522		1.005.765

(*) Includes expenses already incurred by Petrobras on projects for which partners have not yet been specified.

8.2. Projects financings obligations

		R$ thousand

	Project	06.30.2007	03.31.2007

NovaMarlim Petróleo S.A.	NovaMarlim	249.603	291.190
PDET Offshore S.A.	PDET	1.198.357	1.198.357

Total		1.447.960	1.489.547

a) Marlim Project

NovaMarlim Petröleo S.A. provided funding for the project, the balance of which, net of operating costs already incurred by Petrobras to the amount of R$ 1.864.931 thousand (R$ 1.823.345 thousand up to March 31, 2007) and transferred assets of R$ 49.465 thousand, reached R$ 249.603 thousand (R$ 291.190 thousand up to March 31, 2007) classified in the current liabilities as Projects Financings.

Pag: 19

b) PDET Project

PDET Offshore S.A passed to Petrobras R$ 1.198.357 thousand as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras, classified in the current liabilities as Projects Financings.

8.3. Accounts payable related to consortiums

	R$ thousand

	06.30.2007	03.31.2007

Fundação Petrobras de Seguridade Social – Petros	62.160	61.634

Total	62.160	61.634

Petrobras maintains consortium contracts for the purpose of supplementing the development of oil field production, of which the accounts payable to consortium partners amounted to, as of June 30, 2007, R$ 62.160 thousand (R$ 61.634 thousand to March 31, 2007), classified in the current liabilities as Projects Financings.

Pag: 20

8.4. Special purpose companies

a) Projects financings in progress

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Barracuda and Caratinga
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.
		Guarantee provided by Brasoil to cover ;BCLC’s financial requirements.	US$ 3,1 billion.	In operation, with constitution of assets of final stages.

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days.	US$ 1,5 billion.	In operation.

NovaMarlim
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which furnishes submarine oil production equipment and refunds by way of advancement already made to Petrobras operating costs arising from operating and maintaining the field assets.
		30% of the field production limited to 720 days.	US$ 834 million.	In operation.

CLEP
Companhia Locadora de Equipamentos  Petrolíferos – CLEP, furnishes Petrobras assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPE or project assets.
		Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$ 1,25 billion.	In operation.

Pag: 21

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

PDET
PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to Petrobras for 12 years.
		All of the project’s assets will be pledged as collateral.	US$ 1,27 billion.	In stage of constitution of assets.

Malhas
Consortium among Transpetro, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS)and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute through assets related to natural gas transportation. TNS (a 100% Gaspetro subsidiary) furnishes assets that have already been previously set up. Transpetro is the gas pipes operator.
		Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	US$ 1 billion.	The consortium became operational on January 1, 2006. However, some assets are still under construction.

Modernization of Revap
This project has the objective of raising the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which shall construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.
		Prepaid rental to cover any cash deficiencies of CDMPI.	US$ 900 million.	The financial structuring has been concluded. The contracts were executed on May 23, 2006. The assets are currently under construction.

Cabiúnas
Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), furnishes assets to Petrobras under an international lease agreement.
		Pledge of 10,4 billion m3 of gas.	US$ 850 million consolidated in the lease agreement.	In operation.

Pag: 22

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Other		Ownership of the assets or additional lease payment if the revenue is not sufficient to cover payables to lenders.	US$ 495,5 million	In operation

b) Projects financings

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Gasene	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	To be defined.	US$ 2 billion.
Attainment of bridge loans together with: (i) BNDES to the value of R$ 1,36 billion, being R$ 1,05 billion for the construction of the Gascac gas pipeline and R$ 312 million for the construction of the Gascav pipeline and (ii) BB Fund SPC to the value of R$800 million for the construction of the Gascav gas pipeline, with the issue of US$ 210 million in Promissory Notes, in October of 2006.

Pag: 23

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Amazônia
Development of a project in the Gas and Energy area that includes the construction of a gas pipe with length of 385 km, between Coari and Manaus, and a GLP pipe with length of 285 Km between Urucu and Coari under the responsibility of Transportadora Urucu - Manaus S.A. and the construction of a thermoelectric plant, in Manaus, with capacity  of 488 MW through Companhia de Geração Termelétrica Manauara S.A.
		Being negotiated.	US$ 1,3 billion.
A bridge loan in the amount of (i) R$ 800 million was obtained from BNDES in December 2005, to begin construction of the gas pipeline; and (ii) R$ 1 billion from the BB Fund SPC. Of this total US$ 115 million was issued in Promissory Notes in February 2007.

Marlim Leste (P-53)
To develop production in the Marlim Leste field, Petrobras will use the Stationery Production Units (UEP), P-53, to be chartered from Charter Development LLC. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.

Completion: the flow of charter payments to be made by Petrobras will begin at a certain date.
Cost Overrun:Any increase in P-53 construction costs will represent an increase in charter amounts payable by Petrobras.
US$ 1,59 billion.
Increase to the bridge loan amount from ABN AMRO, in August 2006 to US$ 350 million. In September 2006, the syndicated loan was refinanced. The financing amount was increased to US$ 750 million. Obtainment of short-term funds of US$200 million, through the issuance of Promissory Notes. The assets are currently under construction.

Pag: 24

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Mexilhão
Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, in the Santos Basin, in São Paulo State through Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. After building the PMXL-1 shall be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.
		To be defined	US$ 595 million.	Obtainment of short-term funds up to the amount of US$ 241 million, through the issuance of Promissory Notes acquired by the BB Fund. Constitution of the assets at the initial stage.

9. JUDICIAL DEPOSITS

The judicial deposits are presented in accordance to the nature of the claims, are as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Labor	575.843	554.007	532.828	514.567
Tax	815.739	813.774	627.157	628.555
Civil (*)	298.298	284.371	222.909	212.955
Other	7.544	11.206	2.280	2.271

Total	1.697.424	1.663.358	1.385.174	1.358.348

(*) Net of the judicial deposit related to the judicial proceeding provisioned for - in accordance with CVM Decision 489/05.

9.1. Other information

a) Search and apprehension of ICMS / taxpayer substitution payments considered to be not due

Petrobras was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the Domestic Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Pag: 25

Of the total amount related to legal actions of approximately R$ 895.795 thousand, up to June 30, 2007, some R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

Petrobras, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

Pag: 26

10. INVESTMENTS

10.1. Information about Subsidiaries, Jointly-owned Subsidiaries and Affiliated Companies

	R$ thousand

	06.30.2007	03.31.2007

Subsidiaries
Petrobras Distribuidora S.A. – BR	6.714.508	6.481.617
Termorio S.A.	2.536.160	2.539.721
Petrobras Gás S.A. – Gaspetro	2.456.649	2.302.894
Petrobras Internacional Braspetro B.V. – PIB BV	2.366.694	2.448.405
Petrobras Química S.A – Petroquisa	1.852.520	1.798.658
Petrobras Transpetro S. A. – Transpetro	1.592.778	1.569.662
Downstream Participações Ltda.	1.232.296	1.168.428
Petrobras Netherlands B.V – PNBV	1.114.245	1.010.210
Braspetro Oil Services Company – Brasoil	726.752	796.461
Termomacaé Ltda.	708.856	677.623
5283 Participações Ltda.	596.331	616.934
FAFEN Energia S. A.	223.408	220.998
Baixada Santista Energia Ltda.	218.456	217.836
SFE - Sociedade Fluminense de Energia Ltda	134.738	107.584
Termoceará Ltda.	133.792	141.337
Petrobras Comercializadora de Energia Ltda – Pecel	108.500	341.361
Fundo de Investimento Imobiliário RB Logística – FII	40.309	35.129
Petrobras Negócios Eletrônicos S.A. – E-Petro	23.025	21.968
Goodwill/Negative Goodwill in parent companies	(164.276)	(179.398)

	22.615.741	22.317.428

Jointly-owned Subsidiaries
Termoaçu S.A.	374.810	374.810
UTE Norte Fluminense S.A.	57.304	54.829
Termogaúcha Usinas Termoelétricas S.A (being
extinguished)	30.191	30.191
Ibiritermo S.A.	15.319	8.871
Termobahia S.A.	9.521	20.699
GNL do Nordeste Ltda	290	290
Refinaria de Petróleo Ipiranga S.A. (RPI)*	0	0

	487.435	489.690

Affiliated companies
Advancement for Ipiranga Química S.A. acquisition	433.019
UEG Araucária Ltda	125.832	124.368
Companhia Petroquímica Paulista	2.153	2.153

	561.004	126.521

Other Investments	350.524	232.871

	24.014.704	23.166.510

* Provision for losses made in the amount of R$ 2.504 thousand.

Pag: 27

10.2. Investments in companies with shares traded on Stock Exchanges

As of June 30, 2007, Petrobras’ relevant investments in Companies with shares traded on Stock Exchanges are shown below:

	LOT OF		PRICE ON
	THOUSAND		STOCK	MARKET
COMPANY	SHARES	TYPE	EXCHANGE	VALUE

Subsidiaries			R$ / SHARES	R$ thousand

Pepsa	1.249.717	ON	2,10	2.624.406
PESA (*)	229.729	ON	5,30	1.217.564
RPI (**)	2.203	ON	102,25	225.257
RPI (**)	759	PN	48,30	36.660
CBPI (**)	3.207	ON	56,14	180.041
CBPI (**)	298	PN	25,80	7.688

				4.291.616

Associated companies

Copesul	23.482	ON	36,73	862.494
PQU	8.738	ON	13,00	113.594
PQU	8.738	PN	12,80	111.846

				1.087.934

Other investments
Braskem	12.111	ON	16,56	200.558
Braskem	18.553	PNA	17,26	320.225

				520.783

(*)	These shares do not include Pepsa’s interest.
(**)	Shares purchased by Ultrapar for the account and order of Petrobras relating to the companies Refinaria de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga.

The market value of these shares does not necessarily reflect the realization value of a representative lot of shares.

10.3. Goodwill/Negative goodwill

Goodwill and negative goodwill recorded derive from expected future income, market value of assets or other fundamentals and are being amortized where applicable to the extent of the projections which determined it or the useful life of the assets.

Pag: 28

Changes to the goodwill/negative goodwill

	R$ thousand

	Consolidated	Parent Company

Balance of goodwill (negative goodwill) as of December 31, 2006	833.738	(181.762)
Goodwill on acquisition of shares in Refinaria de Petróleo Ipiranga	3.013	3.013
Negative goodwill on acquisition of EVM	(915.758)
Amortization:
Goodwill	(91.390)	(3.016)
Negative Goodwill	18.429	17.486
Other (*)	(87.815)	3

Balance of goodwill (negative goodwill) as of June 30, 2007	(239.783)	(164.276)

(*) Includes exchange variation on balances of overseas companies.

At the parent company, the balance of negative goodwill in the amount of R$ 268.086 thousand has been recorded as an investment and in the consolidated statement the amount of R$ 201.751 thousand has been presented as deferred income.

10.4. Other Information

a) Investments in Ecuador

a.1) Sale and association agreement with Teikoku Oil Co. Ltd. on operations in Ecuador

On January 11, 2007, the Ecuadorian Ministry of Mines approved the agreement executed in January 2005 for the sale by Petrobras Energia S.A. – PESA to Teikoku of 40% of the rights and obligations of the participation contracts in blocks 18 and 31, in Ecuador. As a result of this approval, the parties are currently carrying out the necessary actions to incorporate Teikoku as a partner in these blocks.

Pag: 29

a.2.) New Hydrocarbons Law

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil (average monthly effective FOB sale price) as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement. The regulations of this law were published in July 2006, which Ecuadortlc S.A., a subsidiary of PESA, and Petroecuador interpreted differently. In February 2007, Ecuadortlc paid the additional amount charged by Petroecuador and, according to its interpretation of the new legislation, relating to the period from April to December 2006, in the amount equivalent to R$ 50.081 thousand. In July 2007, Petroecuador notified Ecuadortlc of the differences relating to the period from January to May 2007, totaling approximately R$ 50.000 thousand. Based on legal arguments, Ecuadortlc requested that Petroecuador reconsider the criteria utilized to calculate the shares. To date, the responsible authorities have not ruled on the matter.

b) Investments in Bolivia

b.1) New Hydrocarbons Law

Supreme Decree 28.701 came into force in Bolivia on May 01, 2006, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

In addition, by means of the above mentioned decree, the Bolivian government nationalized the shares required for YPFB to obtain at least 50% plus 1 of the shares of Petrobras Bolivia Refinación S.A. – PBR, in which Petrobras, indirectly, is the sole shareholder (Petrobras Bolivia Inversiones e Servicios S.A. – 51% e Petrobras Energia Internacional S.A. – 49%).

On October 28, 2006 Petrobras and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Honda and Ingre blocks, that are operated by Petrobras, which were registered and came into effect on May 02, 2007. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts.

Pag: 30

As a result of Supreme Decree 29.122, issued on May 6, 2007, which established that YPFB would be the sole exporter of reconstituted petroleum and white gas, the main products commercialized by PBR, on May 7, 2007, Petrobras presented an offer to sell all the shares of PBR to YPFB, which was accepted by the Bolivian Government on May 12, 2007, by means of Supreme Decree 29.128. On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$ 112.000 thousand in 2 installments, the first of which was settled on June 11, 2007 and the second of which becomes due on August 13, 2007, guaranteed by a standby letter of credit.

The capital gains made by Petrobras in the sale of the shares of PBR is recorded in Other Non-Operating Income in the amount of R$ 71.984 thousand.

In addition, the contract stipulates that the net income calculated by PBR for the period from April 1, 2007 to June 25, 2007 is to be paid to the seller by May 31, 2008, a provision having been recorded in the approximate amount of R$ 43.000 thousand.

c) Investments in Argentina

c.1) Sales of the interest in a power company in Argentina

In January 2007, PESA signed a share purchase and sale agreement with a consortium formed by Merrill Lynch, Pierce, Fenner & Smith Inc and Sociedad Argentina de Energia S.A. to transfer its interest (9,19%) in Hidroneuquén S.A., which holds 59% of the capital stock of Hidroelétrica Piedra del Aquila S.A.. This agreement specifies a sales price of US$ 15 million.

d) Investments in Venezuela

d.1) Review of the operating partnerships in Venezuela

In April 2005, the “Ministry of Energy and Petroleum of Venezuela” (MEP) instructed the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating partnerships executed by PDVSA’s affiliates with oil companies between 1992 and 1997.

Pag: 31

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$ 88,5 million.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which will each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. From this date onwards and until the mixed companies became operational, the activities were directed by a transitory executive committee mainly comprised of PDVSA representatives.

The operating results of the mixed companies for the 1st half of 2007 were estimated based on best available information. The materialization of certain estimates depends upon future facts, some of which are beyond the Company’s direct control.

Pag: 32

e) New Projects Overseas

An indirect subsidiary of Petrobras, Petrobras Energia S.A. – PESA acquired from Conoco Phillips for US$ 77,6 million, its interests of 25,67% and 52,37% of the assets in Sierra Chata and Parva Negra, respectively. Following this acquisition, PESA held an interest of 45,55% in Sierra Chata and 100% in Parva Negra. Sierra Chata is an active natural gas producer in Bacia Neuquina, with total proven reserves as of December 31, 2006 of 56 million barrels of oil and major proven and potential reserves. Parva Negra is a lot adjacent to and north of the Sierra Chata block, which has two drilled wells with signs of natural gas. The area’s potential will be evaluated during the course of 2007.

On May 18, 2007, Petrobras signed an agreement with the Portuguese companies Galp Energia and Partex in Lisbon, for oil exploration and production in four blocks in the Lusitanian basin, on the Portuguese coast, north of Lisbon. Petrobras will be the operator, with a 50% interest, Galp Energia holding 30% and Partex 20%. The contract specifies an eight-year exploration period, involving seismic acquisition and drilling of exploratory wells. This will be the first oil exploration and production activity ever carried out on the Portuguese coast.

On June 4, 2007, in New Delhi, Petrobras signed a partnership agreement with ONGC, India’s largest oil and gas company. Six deep water exploration blocks will be operated, three of which in Brazil and three off the east coast of India.

f) Operations of Thermoelectric Power Stations

In order to raise its energy generation capacity and eliminate contingency payments, gas supply commitments, energy purchases and reimbursement of operating expenses, Petrobras concluded the acquisition of the thermoelectric power stations embraced by the Priority Thermoelectricity Program, which were generated these contractual commitments. The final negotiations are summarized below:

f.1) Acquisition

Termoaçu S.A.

On March 07, 2007, the shareholders approved the capital increase of Termoaçu S.A. to the total amount of R$ 53.569 thousand, icreasing Petrobras’ equity interest from 62,43% to 65,70%.

Pag: 33

f.2) Write-off

Usina Termelétrica Nova Piratininga Ltda.

On February 28, 2007, Petrobras and its subsidiary, Gaspetro produced the articles of dissolution of Usina Termelétrica Nova Piratininga Ltda., in consequence of extinguishment of the Piratininga Consortium – São Paulo.

g) Other information

g.1) Ipiranga Group

On April 18, 2007, Ultrapar (on its own behalf), having Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras (both through a commission agreement) as intervening parties, acquired control of the companies comprising the Ipiranga Group. The value of transaction is being disbursed in three installments totaling R$ 5.486.235 thousand. On that date, Ultrapar, Braskem and Petrobras effected payment of the first installment amounting to R$ 2.071.107 thousand, purchasing the shares held by the majority shareholders of the Ipiranga Group, of which R$ 742.747 thousand was paid by Petrobras.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and SouthEast regions (“Southern Distribution Assets”) of Distribuidora de Produtos de Petróleo Ipiranga (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), Petrobras assumed control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”) of Distribuidora de Produtos de Petróleo Ipiranga (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), and Braskem obtained control over the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul). The oil refinery assets held by Refinaria de Petróleo Ipiranga (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense – CADE, Office of Economic Law – SDE, Secretary for Economic Monitoring – SEAE), within the timeframe and in accordance with the procedures specified in legislation in force.

Pag: 34

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company. This reorganization consists of the following stages:

a) A Mandatory Tender Offer (Tag-Along) to purchase the common shares in RPI, DPPI and CBPI (filed with the CVM on May 2, 2007);

b) Ultrapar will take over the shares of RPI, DPPI and CBPI;

c) The assets will be segregated as follows: (i) the capital of RPI and CBPI will be reduced to transfer the petrochemical assets directly to Ultrapar, which will be later delivered to Braskem and Petrobras under the terms of the commission agreement, and (ii) CBPI will be split to transfer the Northern Distribution Assets to a company controlled by Petrobras.

This operation is currently at the stage to launch a Public Offering (PO) of the common shares issued by RPI, DPPI and CBPI. The request for registration was filed with the CVM on May 02, 2007 and is being examined by this authority.

With regard to the petrochemical businesses, on April 18, 2007, Petrobras and Braskem filed a request with the CVM to register a PO to close the capital of Copesul, which is also still in analysis. As regards IPQ, the same companies filed for a Tag-Along PO, on May 18, 2007, allowing private parties to purchase shares held by the minority shareholders as at June 28, 2007, with the financial settlement and transfer of the shares by the shareholders. The value of the transaction was estimated in R$ 118.000 thousand and the vehicle utilized for the purchase was a special purpose company, EDSP67 Participações S.A., a subsidiary of Ipiranga Quimica S.A. On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, the company’s registration as a quoted company was cancelled.

After the 1st phase of the acquisition, in the petrochemical businesses, Petrobras holds 8,94% of the total capital and 27,13% of the voting capital of Ipiranga Química, recording the amount of R$ 429.405 thousand as an advance under Investments and an equity adjustment of R$ 7.662 thousand, and amortizing the goodwill thereon of R$ 4.048 thousand. The calculation of the goodwill was estimated taking into account the installment paid in the 1st phase, the forecasted total value of the transaction, its percentage of total capital considered for equity adjustment and Petrobras’ shareholding at the end of the process (40%)

Pag: 35

In the refinery businesses, Petrobras holds 10,1% of the total capital of RPI, and now consolidates proportionally the pro-forma financial statements of the refinery assets of RPI due to the shared control exercised by Petrobras, Braskem and Ultrapar. The goodwill of R$ 3.013 thousand was reported and amortized in full, making a provision for loss in investments in the same amount due to the negative equity adjustment, reverting R$ 509 thousand due to the results obtained through the refining operation in the 2Q-07.

As regards the fuel distribution market, the CADE explained that injunction 087000.001707/2007 -80 regarding acts of concentration, did not impede Petrobras and Ultrapar – the companies that had acquired the distribution businesses of the Ipiranga Group - from entering into understandings with the objective to formulate a structure of corporate governance that eliminates any risk to competition. The CADE authorized Petrobras and Ultrapar to hold meetings to discuss the matter and present an proposal.

On May 16, 2007, CADE unanimously approved an agreement replacing the terms of the injunction that impeded Petrobras from taking part in the strategic and commercial decisions relating to the acquisition of the distribution assets of the Ipiranga Group.

The document entitled “Agreement to Preserve Reversibility of Transaction (APRO)” allows Petrobras to choose a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. The timetable for the performance of the transaction remains unaltered.

With the agreement, the management of the distribution assets purchased by Petrobras will become separate from the management of the assets purchased by Ultrapar.

The manager of the Petrobras distribution assets has been selected from the market and is expected to run the businesses until the final decision on the transaction is made by CADE.

In the distribution business, Petrobras recorded the amount of R$ 313.342 thousand, relating to the distribution assets, as an advance in Non-Current Assets, in long term receivables due to the APRO, awaiting the CADE’s final decision on the transaction .

Pag: 36

g.2) Exercise of option to purchase shares of EVML Leasing Co.

On June 18, 2007, for US$ 123 million (equivalent to R$ 234.278 thousand) and on the recommendation of Petrobras, Braspetro Oil Company (BOC) exercised its option to purchase all the shares of EVM Leasing Co., the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

In the financial statements of Petrobras, the assets and liabilities of EVM were consolidated, as required under the terms of CVM Instruction No. 408/2004. In June 2007, EVM became a direct holding of BOC, which holds 100% of its voting capital, fully paid-up, and its consolidation was in compliance with CVM Instruction No. 247/96.

11. PROPERTY, PLANT AND EQUIPMENT

11.1. By operating segment

Consolidated

	R$ thousand

	06.30.2007			03.31.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	111.013.092	(43.416.442)	67.596.650	65.338.290
Supply	38.416.381	(16.719.652)	21.696.729	20.655.515
Distribution	4.496.693	(1.824.010)	2.672.683	2.629.622
Gas and Energy	20.706.870	(3.538.521)	17.168.349	16.222.564
International	19.860.607	(7.759.693)	12.100.914	11.877.040
Corporate	2.580.610	(806.489)	1.774.121	1.572.276

	197.074.253	(74.064.807)	123.009.446	118.295.307

Pag: 37

Parent Company

	R$ thousand

	06.30.2007			03.31.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	81.654.750	(36.874.242)	44.780.508	42.295.392
Supply	31.539.220	(15.112.491)	16.426.729	15.483.212
Gas and Energy	2.890.946	(552.555)	2.338.391	2.157.792
International	17.011	(9.136)	7.875	7.133
Corporate	2.447.826	(786.176)	1.661.650	1.573.233

	118.549.753	(53.334.600)	65.215.153	61.516.762

11.2. By type of asset

Consolidated

		R$ thousand

		06.30.2007			03.31.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Buildings and improvements	25 to 40	6.941.077	(2.637.039)	4.304.038	4.319.713
Equipment and other assets	3 to 30	86.465.812	(42.483.965)	43.981.847	43.643.807
Land		753.482		753.482	727.495
Materials		3.641.951		3.641.951	3.310.151
Advances to suppliers		1.452.864		1.452.864	1.554.111
Expansion projects		34.967.725		34.967.725	32.155.314
Oil and gas exploration and
production development costs
(E&P)		62.851.342	(28.943.803)	33.907.539	32.584.716

		197.074.253	(74.064.807)	123.009.446	118.295.307

Pag: 38

Parent Company

		R$ thousand

		06.30.2007			03.31.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Buildings and improvements	25 to 40	3.357.513	(1.451.533)	1.905.980	1.816.951
Equipment and other assets	4 to 20	40.859.260	(27.123.567)	13.735.693	13.121.063
Land		301.974		301.974	282.197
Materials		3.020.792		3.020.792	2.720.004
Advances to suppliers		493.667		493.667	403.080
Expansion projects		18.291.169		18.291.169	17.060.301
Oil and gas exploration and
production development
costs (E&P)		52.225.378	(24.759.500)	27.465.878	26.113.166

		118.549.753	(53.334.600)	65.215.153	61.516.762

The equipment and fixtures relating to oil and gas production captive to the respective wells developed, are depreciated according to the monthly production volume in relation to each production field’s proven and developed reserves. The straight-line method is used for assets with a useful life shorter than the life of the field. Other equipment and assets not related to oil and gas production are depreciated according to their estimated and useful life.

The relevant expenses incurred on scheduled stoppages to maintain the industrial plants and ships, which include spare parts, and assembly and disassembly services, among others are registered in the fixed assets.

These stoppages occurred in scheduled periods occurring once every 4 years on average and the respective expenses are depreciated as production cost until the following stoppage.

11.3 Oil and gas exploration and development costs

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Capitalized costs	62.851.342	60.441.891	52.225.378	50.100.095
Accumulated depreciation	(28.343.959)	(27.335.233)	(24.213.289)	(23.516.880)
Amortization of provision for
abandonment costs	(599.844)	(521.942)	(546.211)	(470.049)

Net investment	33.907.539	32.584.716	27.465.878	26.113.166

Pag: 39

The expenditure on exploration and development of oil and gas production are recorded according to the successful efforts method. This method determines the development costs for all the production wells and the successful exploration wells linked to economically viable reserves should be capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to non-commercial reserves are to be recorded in the income statement when they are identified as such.

The capitalized costs and the related assets are reviewed annually, on a field-by-field basis, to identify potential losses under the recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in relation to proven and developed reserves. These reserves are estimated by company geologists and petroleum engineers according to international standards and reviewed annually or when there are signs of significant alterations.

In accordance with the accounting practice adopted, supported by statement “SFAS 143 - Accounting for Asset Retirement Obligations” issued by the “Financial Accounting Standards Boards - FASB”, the future liability for abandoning wells and dismantling the production area is accounted for at its present value, discounted at a risk-free rate, and is fully recorded at the time of the declaration of commerciality of each field, as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, which shall support these expenses.

The interest expense on the provision for the liability to the amount of R$ 60.282 thousand in the first half of 2007 has been classified as operating expenditure – expenses on prospecting and drilling to extract oil (item 3.06.05.04 of the Statement of Income – Quarterly Financial Information – Parent Company).

Pag: 40

11.4. Depreciation

The depreciation expenses in the first half of 2007 and 2006 are as follows:

	R$ thousand

	Consolidated		Parent Company

	Jan-Jun/2007	Jan-Jun/2006	Jan-Jun/2007	Jan-Jun/2006

Portion absorbed in costing:
Of assets	1.964.320	2.360.953	733.980	901.643
Of exploration and production costs	1.996.225	1.176.528	1.293.243	846.235
Of capitalization of/provision for
well abandonment	158.521	81.354	149.867	77.580

	4.119.066	3.618.835	2.177.090	1.825.458

Portion recorded directly
in income statement	664.531	550.477	368.332	297.365

	4.783.597	4.169.312	2.545.422	2.122.823

11.5. Leasing of platforms and ships

As of June 30, 2007 and of March 31, 2007, direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to Petrobras, and the commitment assumed by the Parent Company is equivalent to the amount of the contracts. The Parent Company also had leasing contracts with third parties for other offshore platforms.

The balances of the property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if they were recorded as assets purchased under capital leases, are as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Property, plant and equipment,
net of depreciation	1.384.878	1.468.592	196.484	212.234

Financing:
Short-term (current)	465.392	512.551	67.415	68.323
Long-term (non-current)	1.514.522	1.746.012	278.362	316.815

	1.979.914	2.258.563	345.777	385.138

Prepaid expenditures on platform charters incurred prior to the operational startup are recorded as prepaid expenses and amount to R$ 1.154.117 thousand as of June 30, 2007 (R$ 1.156.196 thousand as of March 31, 2007), with R$ 898.161 thousand recorded in the non-current assets as of June 30, 2007 (R$ 898.362 thousand as of March 31, 2007).

Pag: 41

11.6. Lawsuits abroad

a) In the United States – P-19 and P-31

On July 25, 2002, Brasoil and Petrobras won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify Brasoil for the construction (“performance bond”) of platforms P-19 and P-31, and from Petrobras, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding.

A court decision by the first level of the Federal Court of the District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt, relating to the performance bond, in a total of approximately US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies’ liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity to US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. In April 2005, the parties (Insurance companies and Brasoil) began discussions seeking to settle the credit of Brasoil, resulting in the execution of a Memorandum of Understanding, the effects of which, however, led to further queries and issues to be settled in court. On July 21, 2006, the U.S. Court delivered an executive decision specifying the points of divergence, and the interest due. However, it made payment of the amounts owed to Brasoil subject to the permanent discontinuance of the legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

Pag: 42

b) Lawsuit in London – P-36

Brasoil and Petrobras participate in several contracts relating to the conversion and acquisition of the P-36 Platform, which suffered a total loss in an accident (sinking) during 2001. Under these contracts, Brasoil and Petrobras had undertaking to deposit any insurance reimbursement, in the event of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claiming part of these payments is currently in progress in a London Court, since Brasoil and Petrobras understand that they are entitled to these amounts in accordance with the distribution mechanism already mentioned.

In April 2003, Brasoil provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, Brasoil provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, the following payment was made for the bank guarantee on April 30, 2004 amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

The trial was divided into two stages. The first stage was in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (i) neither Petrobras nor Brasoil have been considered to have defaulted on their obligations; (ii) Petromec and Maritima are subject to reimbursing Brasoil for approximately US$ 58 million plus interest; and (iii) Petromec and Maritima are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to Brasoil, except the amount of US$ 629 thousand plus interest that should be paid to the other parties in the litigation, as well as an additional amount of US$ 1,5 million that should be held on deposit until the result of certain pending matters.

Following the trial in February 2004, Petromec amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading work carried out and, alternatively, for damages for perjury, but without stipulating the amount of damages. The perjury trial took place between January 16 and February 09, 2006 and the verdict delivered on June 16, 2006 ruled Petromec’s claims to be without merit. Petromec did not submit an appeal and this decision is final.

Judgment of the claim for additional costs will probably be made at the end of 2007 or in 2008.

Pag: 43

c) Other indemnity lawsuits

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by June 30, 2007, Brasoil had contributed, on behalf of the constructors, with financial resources in the amount of US$ 612 million, equivalent to R$ $ 1.179.432 thousand (R$ 1.251.151 thousand on March 31, 2007) paid directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequently losses to Brasoil.

Based on the opinion of Brasoil’s legal advisers, these expenses should be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a allowance for doubtful accounts for all credits that are not backed by collateral, in the amount of US$ 540 million, equivalent to R$ 1.040.666 thousand on June 30, 2007 (R$ 1.103.437 thousand on March 31, 2007).

12. INTANGIBLE

12.1. Segment reporting

Consolidated

	R$ thousand

	06.30.2007			03.31.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	1.769.983	(233.891)	1.536.092	1.524.453
Supply	287.507	(86.232)	201.275	186.101
Distribution	193.994	(88.005)	105.989	106.885
Gas and Energy	96.716	(20.652)	76.064	70.657
International	3.612.063	(1.148.947)	2.463.116	2.632.151
Corporate	1.594.036	(487.290)	1.106.746	1.108.052

	7.554.299	(2.065.017)	5.489.282	5.628.299

Pag: 44

Parent Company

	R$ thousand

	06.30.2007			03.31.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	1.769.504	(233.803)	1.535.701	1.524.049
Supply	184.836	(54.495)	130.341	127.582
Gas and Energy	66.939	(4.788)	62.151	57.600
International	26.603	(7.890)	18.713	18.782
Corporate	1.560.868	(464.373)	1.096.495	1.097.262

	3.608.750	(765.349)	2.843.401	2.825.275

12.2. By asset type

Consolidated

		R$ thousand

		06.30.2007			03.31.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Rights and concessions	25	5.030.827	(1.173.937)	3.856.890	4.021.725
Software	4	2.523.472	(891.080)	1.632.392	1.606.574

		7.554.299	(2.065.017)	5.489.282	5.628.299

Parent Company

		R$ thousand

		06.30.2007			03.31.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Rights and concessions	25	1.474.343	(14.121)	1.460.222	1.450.062
Software	4	2.134.407	(751.228)	1.383.179	1.375.213

		3.608.750	(765.349)	2.843.401	2.825.275

The expenses on rights and concessions includes the subscription bonus relating to offers to obtain the concession of areas for exploring the natural gas or oil recorded at acquisition cost value and amortized according to the units produced in relation to the proven and developed reserves. Software and trademarks and patents are also recorded as intangible.

Pag: 45

13. LOANS AND FINANCING

Consolidated

	R$ thousand

	Current		Non-current

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Foreign
Financial institutions	4.644.278	5.849.547	12.185.250	13.279.544
Bearer obligations - "Notes", “Global Notes” and
“Global step-up Notes”	1.250.161	670.029	7.141.885	7.628.123
Suppliers		12.548	14.785	36.028
“Trust Certificates” – “Senior/Junior”	132.317	140.541	831.175	918.528
Other	650.640	741.895	548.101	1.113.753

Subtotal	6.677.396	7.414.560	20.721.196	22.975.976

Local
BNDES - National Economic and Social
Development Bank (state owned-company)	2.389.274	2.491.732	2.155.221	4.055.058
Debentures	469.129	395.357	3.703.328	3.016.260
FINAME – related to the construction of the
Bolivia – Brazil gas pipeline	83.069	97.684	325.804	389.290
Other	635.440	966.311	680.278	356.049

Subtotal	3.576.912	3.951.084	6.864.631	7.816.657

Total	10.254.308	11.365.644	27.585.827	30.792.633

Interest on loans and financing	(710.513)	(748.102)

Principal	9.543.795	10.617.542
Current portion of the loans and financing in the
non-current liabilities	(4.452.041)	(4.099.864)

Total short-term loans and financing	5.091.754	6.517.678

Pag: 46

Parent Company

	R$ thousand

	Current		Non-current

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Foreign
Financial institutions	520.674	558.523	1.411.513	1.612.448
Bearer obligations - "Notes"	365.334	377.683

Subtotal	886.008	936.206	1.411.513	1.612.448

Local
Debentures	283.668	210.225	2.772.032	2.763.507
FINAME – related to the construction of the
Bolivia – Brazil gas pipeline	80.529	95.644	316.503	379.024
Other	32.155	38.608	63.081	65.201

Subtotal	396.352	344.477	3.151.616	3.207.732

Total	1.282.360	1.280.683	4.563.129	4.820.180

Interest on loans and financing	(261.656)	(184.524)

Principal	1.020.704	1.096.159
Current portion of the loans and financing in
the non-current liabilities	(1.020.704)	(1.096.159)

Total short-term loans and financing

Pag: 47

13.1. Non-current debt maturity dates

	R$ thousand

	06.30.2007

	Consolidated	Parent Company

2008	2.035.092	320.638
2009	6.466.034	477.501
2010	4.180.291	1.536.967
2011	2.259.790	363.560
2012 and thereafter	12.644.620	1.864.463

	27.585.827	4.563.129

13.2. Non-current debt interest rates

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Foreign
Up to 6%	4.618.527	7.495.521	1.074.106	791.577
From 6 to 8%	11.555.250	9.574.323	337.408	820.871
From 8 to 10%	3.935.543	4.693.143
From 10 to 12%	137.638	727.743
Up to 12%	474.238	485.246

	20.721.196	22.975.976	1.411.514	1.612.448

Local
Up to 6%	2.432.775	2.382.460	63.081	65.201
From 6 to 8%		381.375
From 8 to 10%	1.554.772	1.693.463	783.120	845.080
From 10 to 12%	2.597.594	2.297.488	2.305.414	2.297.451
Up to 12%	279.490	1.061.871

	6.864.631	7.816.657	3.151.615	3.207.732

	27.585.827	30.792.633	4.563.129	4.820.180

13.3. Non-current balances per currency

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

U.S. dollar	21.348.985	23.716.943	1.307.187	1.464.241
Japanese yen	965.546	1.129.597	417.446	520.894
Euro	134.956	148.714	3.383	6.337
Real	3.263.667	4.707.819	2.835.113	2.828.708
Other	1.872.673	1.089.560

	27.585.827	30.792.633	4.563.129	4.820.180

Pag: 48

The estimated fair value for the Parent Company and Consolidated’s long-term loans on June 30, 2007 were, respectively, R$ 4.917.305 thousand, and R$ 28.292.123 thousand, calculated at the market rates in force, taking into consideration the nature, deadline and risks, similar to those in the registered contracts and may be compared to their book values of R$ 4.563.129 thousand and R$ 27.585.827 thousand.

The hedge contracts in connection with Notes issued abroad in foreign currency are disclosed in Note 23.

13.4. Export prepayments

Petrobras and Petrobras Finance Ltd. – PFL have contracts (“Master Export Contract” and “Prepayment Agreement”) between themselves and a special purpose company not related with Petrobras, named PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by Petrobras Finance Ltd. by means of sales on the international market of fuel oil acquired from Petrobras.

On June 30, 2007, the balance of export prepayments amounted to R$ 831.175 thousand in the non-current liabilities (R$ 918.528 thousand as of March 31, 2007) and R$ 131.138 thousand in the current liabilities (R$ 139.290 thousand as of March 31, 2007).

13.5. Financing for P-51 Platform

On December 05, 2005, Petrobras Netherlands B.V. - PNBV, a wholly owned subsidiary of Petrobras, entered into a financing agreement with BNDES, in the amount of up to US$ 402 million, to purchase assets and contract services in Brazil to build the P-51 platform that will be used in oil production in the Marlim Sul field. Of the total funds available for withdrawal, PNBV used the amount of US$ 204 million, which was invested in the construction of the asset.

Considering its favorable cash position, the present economic scenario and the higher rates of interest at the time the financing was contracted, the company opted to repay the debt earlier, and to cancel the balance of funds available at BNDES, in line with the strategic objectives of the Petrobras Group and to optimize its financial structure.

On June 15, 2007, PNBV settled the loan amounting to US$ 205 million, including interest incurred up to that date.

Pag: 49

13.6. Other information

The loans and financing are mainly intended to acquire raw materials, develop oil and gas production projects, construct ships and pipelines in addition to expanding industrial plants.

a) Debentures

The debentures issued through BNDES, for the anticipated-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 thousand of notes with par value of R$ 10) maturing February 15, 2015. Gaspetro, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG and held by Gaspetro, in respect of these debentures.

Petrobras is not required to provide guarantees to foreign financial institutions. Financing obtained from the National Economic and Social Development Bank – BNDES (state owned-company) - is secured by the assets being financed (carbon steel tubes for the Bolívia-Brasil Pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., whereby TBG undertakes to tie National Treasury order to its revenues until the extinguishing of the obligations guaranteed by the Federal Government.

On August 02, 2006, the Extraordinary General Meeting held by Alberto Pasqualini – Refap S.A. approved the value of the private issue of simple, nominative, book entry debentures to the amount of R$ 852.600 thousand. The debentures are being issued in order to expand and modernize the company’s industrial facilities and to raise its oil processing capacity from 20.000 m³/day to 30.000 m³/day.

The issue was made on the following terms: issue on September 08, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures were subscribed by the BNDES with interest at the Brazilian long-term Interest Rate (TJLP) + 3,8% p.a.; 10% of the debentures were subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies + 2,3% p.a.

Pag: 50

b) Indebtedness of CIESA and TGS

In order to clean up the finances of Compañia de Inversiones de Energia S.A. - CIESA, a company jointly controlled by PESA and ENRON, PESA transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. (TGS, subsidiary of CIESA) to ENRON, and ENRON simultaneously transferred 40% of its interest in the capital of CIESA to a trustee. In a second stage of the process, once the approvals required from Ente Nacional Regulador del Gas - ENARGAS (National Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (National Competition Defense Commission) have been obtained, ENRON shall transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares in TGS held by CIESA, in part payment of the debt. The remaining balance of the financial debt shall be capitalized by the creditors.

The “Ente Nacional Regulator del Gás” sent the order to the “Unidade de Renegociación de Contratos de Serviços Públicos” (UNIREN) in order to issue it, as it is a matter of its competence. This was concluded in January 2007 and is currently awaiting action by ENARGAS.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, and until the process to clean up the finances of the company is concluded, CIESA will continue to be excluded from the consolidation process of PESA and consequently from the consolidation process of Petrobras, pursuant to CVM N° 247/96.

The Extraordinary General Meeting of the TGS Shareholders held on December 21, 2006 approved the creation of a global program for issuing marketable obligations to the amount of US$ 650 million, as authorized by the Comisión Nacional de Valores (CNV), in Argentina, on January 18, 2007. On June 30, 2007, the financial debt of TGS was comprised, primarily, of US$ 500 million in marketable obligations, issued through the abovementioned program.

c) PESA Issues Negotiable Scale Obligations

On May 07, 2007 Petrobras Energia S.A. - PESA, a company indirectly controlled by Petrobras, issued Negotiable Scale Obligations amounting to US$ 300 million with a term of 10 years and 5,875% interest p.a. Interest will be paid semiannually and the capital will be paid in a single installment at maturity.

Pag: 51

The negotiable scale obligations are guaranteed by Petrobras through a Standby Purchase Agreement. Under the agreement, in the event of failure to pay the capital, interest or any other commitments undertaken by PESA, Petrobras will be required to buy the rights to receive such payments from the note holders.

The issuance was made both in the Argentinean market and in the International market.

d) Global Notes

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$ 399 million (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6,125% p.a. to the amount of US$ 399 million. The securities constitute a single, fungible issuance with the US$ 500 million issued on October 06, 2006, amounting to US$ 899 million in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$ 56 million as a result of the offering to exchange the securities.

14. FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to the income statement for the first half of 2007 and 2006, are shown as follows:

	R$ thousand

	Consolidated		Parent Company

	JAN-JUN/2007	JAN-JUN/2006	JAN-JUN/2007	JAN-JUN/2006

Financial expenses
Loans and financing	(1.588.867)	(1.733.845)	(254.255)	(304.444)
Suppliers	(45.039)	(59.625)	(944.812)	(633.390)
Capitalized interest	377.175	118.960
Other	(394.648)	(144.068)	(124.287)	(50.595)

	(1.651.379)	(1.818.578)	(1.323.354)	(988.429)

Financial revenue
Short Term Investments	509.559	332.320	290.116	(176.094)
Subsidiaries, joint subsidiaries
and associated companies			1.554.967	879.262
Advances to suppliers	26.060	30.509	26.060	30.509
Advances for pension plan	36.674	34.200	36.674	34.200
Other	574.870	574.973	109.496	310.107

	1.147.163	972.002	2.017.313	1.077.984

Monetary and exchange
variation, Net	(1.501.987)	261.397	(2.189.660)	(502.876)

	(2.006.203)	(585.179)	(1.495.701)	(413.321)

Pag: 52

15. OTHER OPERATING EXPENSES, NET

	R$ thousand

	Consolidated		Parent Company

	JAN-JUN/2007	JAN-JUN/2006	JAN-JUN/2007	JAN-JUN/2006

Incentive to renegotiate the pension plan (*)	(1.050.206)		(971.708)
Institutional relations and cultural projects	(547.219)	(449.516)	(498.598)	(403.488)
Operating expenses on thermoelectric power
stations	(245.116)	(280.531)	(189.969)	(328.465)
Contractual charges on shipment services -
“ship or pay”	(43.613)	(63.247)	(77.973)	(91.241)
Unscheduled stoppages on production
facilities and equipment	(90.280)	(52.266)	(81.150)	(50.624)
Losses and contingencies with judicial
process	(222.775)	(159.252)	(163.661)	(159.156)
Income from hedge transactions	(63.976)	31.178	(63.976)	31.177
Corporate expenditure on healthcare,
environment and security (SMS)	(198.681)	(112.667)	(198.681)	(113.040)
Job classification and assessment plan	(123.405)		(121.405)
Bonus received from partners		56.822
Other	(524.077)	(274.320)	(660.973)	(113.306)

	(3.109.348)	(1.303.799)	(3.028.094)	(1.228.143)

(*) Refers to the financial incentive paid to the participants and other related expenses, in order to enable the Plan to be renegotiated.

16. TAXES, CONTRIBUTIONS AND PARTICIPATIONS

16.1. Recoverable taxes

	R$ thousand

	Consolidated		Parent Company

Current assets	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Local:
ICMS – Domestic Value added tax	3.298.855	3.543.722	2.863.543	3.106.072
Pasep/Cofins	903.042	985.480	602.638	691.220
Cide – Contribution on Intervention in the	49.966	40.118	49.961	40.118
Economic Domain

Income tax	616.243	454.295	246.154	165.153
Social contribution	121.531	111.388	27.660	11.244
Deferred income tax and social contribution	1.859.003	1.000.248	1.643.847	745.056
Other taxes	373.567	329.713	183.585	183.438

	7.222.207	6.464.964	5.617.388	4.942.301

Foreign:
Value Added Tax – VAT	230.991	243.592
Deferred income tax and social contribution	70.919	60.906
Other taxes	206.249	390.812

	508.159	695.310

	7.730.366	7.160.274	5.617.388	4.942.301

Pag: 53

16.2. Taxes, contributions and participations payable

	R$ thousand

	Consolidated		Parent Company

Current liabilities	06.30.2007	03.31.2007	06.30.2007	03.31.2007

ICMS	2.529.390	2.630.364	2.331.762	2.418.430
Cofins – Tax for social security financing	733.744	865.168	593.440	718.770
Cide	607.277	629.244	556.878	578.886
Pasep – Public service employee savings	159.138	170.395	131.886	143.589
Special participation program/royalties	2.315.003	2.168.741	2.285.310	2.055.485
Income tax and social contribution retentions	280.458	451.880	307.590	404.843
Income tax and social contribution current	902.614	1.053.375	443.774	570.061
Deferred income tax and social contribution	1.322.203	1.256.820	1.158.579	1.096.242
Other taxes	238.894	306.517	108.306	100.509

	9.088.721	9.532.504	7.917.525	8.086.815

(*) Net of R$ 113.803 thousand, as at June 30, 2007, of the scrow account deposit related to the fiscal incentive for income tax (ADENE e ADA).

16.3. Deferred taxes and social contribution deferred – non-current

	R$ thousand

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Assets – non-current
Deferred income tax and social contribution	3.695.992	3.579.285	1.564.200	1.479.333
ICMS deferred	1.036.896	1.133.692	760.410	852.549
Pasep/Cofins deferred	2.356.726	2.025.364	2.353.111	2.003.063
Other	269.846	213.211

	7.359.460	6.951.552	4.677.721	4.334.945

Liabilities – non-current
Deferred income tax and social contribution	9.731.089	9.294.356	8.014.383	7.634.570
Other	97.498

	9.828.587	9.294.356	8.014.383	7.634.570

Pag: 54

16.4. Deferred income tax and social contribution

The grounds and expectations for the realization of the deferred tax assets and liabilities are presented as follows:

a) Deferred income tax and social contribution assets

	R$ Thousand

	06.30.2007

Nature	Consolidate	Parent Company	Basis for realization

Provision for remuneration of	745.796	745.796	By individualized credit to the
shareholder JSCP			shareholder
Provisions for contingencies and	381.752	188.073	By realization of losses in view of the
allowance for doubtful accounts			outcome of legal suits and overdue
			credits.

Provision for profit sharing	420.440	379.199	By payment.

			By payment of the contributions of the
Pension Plan	1.345.226	1.315.601	sponsors.

Tax losses	412.763		Future taxable profits.

Unrealized profits	1.130.273		Effective profit accomplishment.

Temporary difference between	128.850	60.534	Realization over depreciation of assets
the accounting and tax			under the straight line method.
depreciation criteria.

Provision for ANP research and	157.910	157.910	By realization of the Expenditures.
development investment

Other	902.904	360.934

Total	5.625.914	3.208.047

Non-current	3.695.992	1.564.200

Current	1.929.922	1.643.847

Pag: 55

b) Deferred income tax and social contribution liabilities

	R$ Thousand

	06.30.2007

Nature	Consolidate	Parent Company	Basis for realization

Cost of prospecting and drilling	8.900.760	8.900.760	Depreciation based on the unit-of
activities for oil extraction			production method in relation to the
			proven/developed reserves on the oil
			fields.

Temporary difference between	598.545		The difference in depreciation /
the accounting and tax			amortization used for tax and accounting
depreciation criteria			purposes.

Accelerated and special	34.116	34.116	Through depreciation over the useful life of
depreciation			the asset or write-off

Income tax and social	304.842	219.483	Through occurrence of triggering events
contribution – foreign			that generate income.
operations

Investments in subsidiaries	108.310		Through occurrence of triggering
and affiliated companies			Events that generate income.

Foreign exchange variations	774.315		Cash basis reporting
on loans

Other	332.404	18.603

Total	11.053.292	9.172.962

Non-current	9.731.089	8.014.383

Current	1.322.203	1.158.579

Pag: 56

c) Realization of deferred income tax and social contribution

At the Parent Company level, realization of deferred tax credits amounting to R$ 3.208.047 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.

For the portion exceeding the Parent Company’s balance, when applicable, in the Consolidated statements the management of the subsidiaries expects to carry forward these credits up to ten years, based on the projections made.

	R$ thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred	Deferred	Deferred	Deferred
	income tax	income tax	income tax	income tax
	and social	and social	and social	and social
	contribution	contribution	contribution	contribution
	assets	liabilities	assets	liabilities

2007	1.934.920	1.300.742	1.643.847	1.158.580
2008	570.886	1.382.908	259.550	1.158.548
2009	333.220	1.379.346	157.920	1.158.548
2010	485.279	1.375.550	151.800	1.166.345
2011	515.029	1.333.365	411.828	1.167.039
2012	253.973	1.843.239	151.800	1.158.548
2013 and thereafter	1.532.607	2.438.142	431.302	2.205.354

Amount accounted for	5.625.914	11.053.292	3.208.047	9.172.962
Amount not accounted for	872.089		318.549

Total	6.498.003	11.053.292	3.526.596	9.172.962

The subsidiary Petrobras Energia S.A. - PESA has tax credits resulting from accumulated tax losses of approximately R$ 553.540 thousand that are not recorded in its assets. As the specific tax legislation in Argentina and other countries where PESA has investments, stipulate a limitation period for such credits, they may only be used to offset future taxes, due until 2007, in the amount of R$ 529.559 thousand, and from 2008 onwards, R$ 23.981 thousand.

Pag: 57

16.5. Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with nominal rates and the related amounts recorded in the first half of 2007 and 2006 is presented as follows:

Consolidated

	R$ thousand

	JAN-JUN/2007	JAN-JUN/2006

Income before tax and after profit sharing for employees
	17.975.499	22.319.218

Income tax and social contribution at nominal rates (34%)	(6.111.670)	(7.588.535)
Adjustments to determine effective rate:
• Permanent additions, net	(104.422)	(246.779)
• Equity pick-up	(34.819)	(135.376)
• Goodwill/Discount Amortization	12.229	8.995
• Tax incentives	57.610	27.502
• Prior year income tax and social contribution
adjustment	(148.799)	139.985
• Credit due to inclusion of JSCP as operating expenses	745.796
• Other items	(551.890)	60.904

Expense for income tax and social contribution
	(6.135.965)	(7.733.304)

Deferred income tax and social contribution	511.237	(600.201)
Current income tax and social contribution	(6.647.202)	(7.133.103)

	(6.135.965)	(7.733.304)

Pag: 58

Parent Company

	R$ thousand

	JAN-JUN/2007	JAN-JUN/2006

Income before tax and after profit sharing employees	16.230.814	20.880.332

Income tax and social contribution at nominal rates (34%)	(5.518.477)	(7.099.313)
Adjustments to determine effective rate:
• Permanent additions, net	(372.895)	(254.227)
• Equity pick-up	186.624	356.941
• Goodwill/Discount amortization	3.543	2.100
• Tax incentives	56.970	27.287
• Prior year income tax and social contribution adjustment	(144.707)	100.622
• Overseas earnings
• Credit due to inclusion of JSCP as operating expenses	745.796

Expense for income tax and social contribution
	(5.043.146)	(6.866.590)

Deferred income tax and social contribution	505.867	(679.962)
Current income tax and social contribution	(5.549.013)	(6.186.628)

	(5.043.146)	(6.866.590)

17. EMPLOYEE BENEFITS

17.1. Pension Plan - Fundação Petrobras de Seguridade Social - Petros

a) Benefit plan currently in effect (Petros Plan)

Fundação Petrobras de Seguridade Social - Petros, set up by Petrobras, introduced the Petros Plan, a defined-benefit pension plan, in July of 1970 to ensure members a supplement to the benefits provided by Social Security.

In 2001, subsequent to a process of separating participant groups, the Petros Plan was transformed into several distinct defined benefit plans, which as of June 30, 2007, are represented by the following sponsor companies in the Petrobras Group: Petróleo Brasileiro S.A. - Petrobras, the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualini - Refap S.A., a subsidiary of Downstream Participações Ltda.

Pag: 59

The Petros Plan is now closed to new employees of the Petrobras system who have joined since September 2002 and the Company has taken out collective life insurance covering all those employees who joined the Company after that date. This insurance policy will be in force until August 29, 2007, as the new private pension plan, Petros-2, was introduced on July 1, 2007 and to ensure coverage during the 60-day period of enrolment.

Evaluation of the Petros costing plan is performed by independent actuaries based on a capitalization system on a general basis and currently this Foundation receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12,93% of the payroll of employees who participate in the plan and contributions from employees and retirees. As at June 30, 2007, the ratio between contributions from sponsors and those from participants in the Petros Plan, taking into account only those attributable to Petrobras and its subsidiaries, was 1,04.

If a deficit is determined in the defined benefit plan in accordance with the actuarial costing plan used by Petros, constitutional amendment No 20 of 1998 governing supplementary pension plans of mixed capital companies establishes that this deficit shall be settled by an adjustment to the normal contributions, to be equally shouldered by the sponsors and the participants.

The assets guaranteeing the pension plan are shown as reducers of the net actuarial liability. The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the healthcare plan are, described in greater detail later, provided for in the Company’s balance sheet based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, when applicable, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period.

The actuarial gains and losses generated by the differences between the values of the obligation and assets, determined on the basis of actuarial premises (biometric and economic assumptions), evolution of healthcare expenditure, and other projections, and the actual figures are respectively included or excluded from the calculation of the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

As of June 30, 2007, Petrobras had an advance balance for the pension plan to the amount of R$ 1.269.048 thousand (R$ 1.277.361 thousand as of March 31, 2007).

Pag: 60

The Board of Directors of Petrobras presented to employee participants and retired members, through their union representatives, a proposal which sought to afford equilibrium to the current Petros Plan. Among the various conditions to the feasible and effective implementation of the plan is the renegotiation of the Regulations of the Petros Plan, with respect to means of readjusting the retirement benefits and pensions (IPCA), considering the en masse individual admittance of employees and retired members.

On February 28, 2007, the target for the minimum number of participants agreeing to the renegotiation (2/3 of the members) was achieved.

In return for accepting the renegotiation, the participants, retired members and pensioners received financial incentives totaling R$ 968.058 thousand at the Parent Company and R$ 1.046.555 thousand in the Consolidated statement.

The impacts of judicial agreements relating to the revision of the funding of the Petros Plan, together with the revision of the age limit for those participants who joined the Petros Plan in 78/79 and the changes in the benefits retroactive to September 2006 for pensioners and retired members who were included in the renegotiation will be assessed and recorded in the accounts as soon as all the formalities have been concluded and the necessary approvals have been obtained.

b) New benefits plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2, which as from July 01, 2007, the Company initiated the campaign to include those employees currently with no plan.

This Plan was formulated according to the Variable Contribution – CV, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan, since August 2002 or the date of admission, up to August 29, 2007.

Pag: 61

The disbursements relating to the cost of past service will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

At the Parent Company the maximum estimated value of this actuarial commitment, based on one hundred percent adhesion, as of June 30, 2007, calculated actuarially was R$ 220.000 thousand and R$ 230.000 thousand in the consolidated statement.

The real impacts generated by implementing this new plan will be assessed by independent actuaries and accounted for by Petrobras and the other Plan’s sponsors, upon conclusion of the accession process.

For the Company, the proposal to adapt the Supplementary Pension Model is fundamental for its management in order to maintain it attractive, financially transparent and strengthened as a powerful personnel management instrument.

17.2. Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG)

The new TBG Pension Plan is a defined contributions plan, with equal contributions and not linked to Government pension plan, has been approved by the Company’s Board of Directors and by the Deliberative Council of Petros.

The risk contributions, for incidents of job-related death, illness or disability will be passed to an Insurer, which will bear the financial consequences of the risks involved.

The TBG Pension Plan has received assent from the Ministry of Mining and Energy and at present is being examined by the Department of Coordination and Governance of State Companies – DEST, after which the Regulations of the Plan will be sent to the Secretary for Supplementary Pension Funds – SPC.

17.3. Transpetro

Transpetro maintains a defined-contribution private pension plan with Petros called Plano Transpetro, which receives monthly contributions equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

Pag: 62

17.4. Petrobras Energia S.A.

a) Defined contribution pension plan

In November 2005 the executive board of Petrobras Energia S.A. - PESA, an indirect subsidiary of Petrobras, approved implementation of a defined contribution plan which all Company employees could voluntarily join. Through this plan PESA makes contributions to a trustee. The contributions are made at amounts equal to the contributions of the employees participating in mutual investment funds or Pension Retirement Fund Administrator (AFJP). The contributions are made according to the defined contribution plan for each wage level. Participating employees may make voluntary contributions in excess of those established in the contribution plan, although the Company is not required to match them.

The plans’ costs are recorded periodically and correspond to the contributions the Company makes to trust. As at June 30, 2007 PESA had recorded the amount equal to R$ 2.103 thousand.

b) Defined benefit pension plan

b.1) “Indemnity" Plan

This is a benefit plan through which employees meeting certain conditions are elegible to receive at retirement one month’s salary for each year they have worked for the Company, on a sliding scale, according to the number of years the plan has existed, at the time of the retirement.

b.2) Compensating Fund

This benefit is available to all PESA employees who participated in the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required service time. The benefit is calculated based on the last wage of the workers participating in the plan and the number of years of service. The plan is supplementary. This means that the benefit received by the employee consists of the amount determined according to the plan’s provisions, after deducting the benefits awarded under the aforementioned defined contribution plan and the retirement system, so that the total benefits received by each employee is equal to the amount defined in the plan.

Pag: 63

The plan requires the Company contribute to a fund, to which the employees do not make any contribution whatsoever. The employees are simply required to contribute to the official public or private pension plan, based on their total salaries. The fund’s assets have been attributed to a trustee, whose investment premises include the obligation to maintain the capital in US dollars, maintain liquidity and obtain the maximum market yield for 30-day investments. As a result of this, the funds are mainly invested in bonuses, marketable securities, common investment funds and fixed term deposits. The trustee is the Bank of New York.

In accordance with the PESA Bylaws, the company contributes to the fund based on a proposal made to the Meeting by the Executive Board up to the maximum amount equal to 1,5% of the net income in each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, PESA may use these funds by simply notifying the trustee of this fact.

17.5. Healthcare benefits

a) “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualini - Refap S.A., controlled by Downstream Participações Ltda., maintain a healthcare benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) and their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, in addition to the pharmacy benefit that provides special terms for AMS plan holders to purchase certain medications in registered pharmacies, distributed throughout the country.

The commitment of the Company relating to future benefits due to the employees participating in the plan is annually calculated by an independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described before.

The medical assistance plan is not covered by the guaranteeing assets. The benefit payment made by the Company is based on the costs incurred by the participants.

Pag: 64

The actuarial gains and losses arising from the difference between the total of liabilities based in actuarial premises and those effectively occurred, are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

b) Liquigás Distribuidora S.A.

The commitment of Liquigás Distribuidora S.A. relating to medical assistance for the active and retired employees managed by the Company itself, is calculated annually by an independent actuary. The method adopted to calculate the expenses and the items of an actuarial nature is the Projected Unit Credit. This method defines the cost of the benefit that will be allocated during the employee’s active career, from the period between the date of admission to the company and the date on which of full eligibility for the benefit, which is established by the Collective Bargaining Agreements resulting from the union negotiations with the employees of the LPG category.

17.6. Changes to provisions made

	R$ thousand

	Consolidated		Parent Company

		Supplementary		Supplementary
	Retirement	Medical	Retirement	Medical
	and Pensions	Assistance	and Pensions	Assistance

Balance at December 31, 2006	3.462.610	8.419.171	3.168.967	7.769.189
(+)Costs incurred during the period	615.470	868.358	547.417	809.721
(-)Payment of contributions	(211.150)	(205.121)	(194.712)	(192.764)
(+)Other	4.585

Balance at June 30, 2007	3.871.515	9.082.408	3.521.672	8.386.146

Current liabilities	429.903		410.898

Non-current liabilities	3.441.612	9.082.408	3.110.774	8.386.146

Pag: 65

According to actuarial calculations performed by an independent actuary, the net expense on the pension and retirement benefits plan awarded and to be awarded to employees, retired employees and pensioners for the period January through June 2007 includes the following components:

	R$ thousand

	Consolidated		Parent Company

		Supplementary		Supplementary

	Retirement and	Medical	Retirement	Medical

	Pensions	Assistance	and Pensions	Assistance

Current service cost	215.162	98.946	188.706	90.063

Interest cost	1.931.181	614.233	1.817.189	571.874

Estimated return on the plan’s assets	(1.496.302)		(1.412.671)

Amortization of unrecognized losses	110.665	84.901	104.146	77.504

Contributions from participants	(159.938)		(150.447)

Other	14.702	70.278	494	70.280

Net cost up to June 30, 2007	615.470	868.358	547.417	809.721

The restated provisions were recorded in the income statement for the year, as shown:

	R$ thousand

	Consolidated		Parent Company

		Supplementary		Supplementary
	Retirement	Medical	Retirement	Medical

	and Pensions	Assistance	and Pensions	Assistance

Relating to active employees:

Absorbed in the cost of operating activities	167.726	157.725	159.497	152.898

Directly to income	132.768	120.318	95.480	101.288

Relating to inactive members:
(recorded in other operating expenses and

revenue)	314.976	590.315	292.440	555.535

	615.470	868.358	547.417	809.721

18. SHAREHOLDERS’ EQUITY

18.1 Share Capital Increase

The Extraordinary General Meeting held on April 02, 2007 approved the increase to the Company’s capital from R$ 48.263.983 thousand to R$ 52.644.460 thousand, by capitalizing part of the profit reserves made in prior years to the amount of R$ 4.380.477 thousand, consisting of R$ 1.008.119 thousand from the statutory reserve and R$ 3.372.358 thousand from the retention of earnings. This capital increase does not entail the issuance of new shares, pursuant to article 169, paragraph 1 of Law 6.404/76.

On June 30, 2007, paid up capital amounts to R$ 52.644.460 thousand is divided into 2.536.673.672 common shares and 1.850.364.698 preferred shares all of which are book-entry shares with no nominal value.

Pag: 66

18.2. Share grouping in terms of ADRs

On May 11, 2007 the Board of Directors approved the change in the ratio between the shares that it issues and American Depositary Receipts – ADRs, from the present 4 (four) shares per ADR, to 2 (two) shares per ADR.

The objective of this change in the ADR ratio is to make it easier for the small investor to buy ADRs on the New York Stock Exchange – NYSE and, consequently, increase the shareholder base. It also demonstrates the Company’s confidence in its future results.

This change in the ADR ratio came into effect on July 02, 2007.

18.3. Share buyback

Pursuant to article 29, section II of the Company Bylaws, on December 15, 2006, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:

(a) Objective: reduce the excess cash and enhance the capital structure, helping reduce the cost of Petrobras’ capital.

(b) Amount: up to 91.500.000 preferred shares, corresponding to 4,9% of the total of this class of share in circulation, which is 1.850.364.698 shares;

(c) Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term;

(d) Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.

18.4. Capital reserve – tax incentives

Includes an investments subsidy incentive in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, in the amount of R$ 913.724 thousand up to June 2007, and which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

Pag: 67

18.5. Dividends

The dividends referring to the year end 2006, approved at the Ordinary General Meeting held on April 02, 2007, amounting to R$ 1.535.464 thousand (after deducting dividends paid out earlier on January 04 and March 30, 2007, in the amount of R$ 6.361.205 thousand) were made available to shareholders on May 17, 2007.

On July 25, 2007, the Board of Directors of the Company approved early payment of dividends to shareholders, as interest on share capital, in the amount of R$ 2.193.519 thousand, as provided for under Article 9 of Law No. 9.249/95 and Decrees No. 2.673/98 and 3.381/00.

These dividends will be made available to the shareholders by January 31, 2008, based on the share position as of August 17, 2007, corresponding to R$0,50 per common and preference share, and will be deducted from the dividends to be distributed at the end of the financial year of 2007, restated according to variations in the Selic interest rate, if paid prior to December 31, 2007, from the actual date of payment to the end of that financial year. If paid out in 2008, the amount to be paid will be restated monthly according to variations in the Selic interest rate, from December 31, 2007 up to the date on which payment commences.

This interest on share capital is subject to 15% (fifteen percent) income tax, except for those shareholders who can claim immunity or exemption.

Pag: 68

19. JUDICIAL ACTIONS AND CONTINGENCIES

19.1. Judicial actions and contingencies recorded

Petrobras and its subsidiaries are involved in several legal actions for civil, tax, labor and environmental issues arising in the normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded provisions in amounts sufficient to cover losses that are considered probable. As of June 30, 2007 these provisions are presented as follows, according to the nature of the lawsuits:

	Consolidated		Parent Company

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Other pension liabilities	54.000	54.000	54.000	54.000

Total current liabilities	54.000	54.000	54.000	54.000

Labor claims	89.263	84.743	11.141	10.771
Tax proceedings	149.883	109.100	9.253	8.907
Civil proceedings ( * )	215.995	202.551	163.373	162.841
Other contingencies	88.748	78.974

Total non-current liabilities	543.889	475.368	183.767	182.519

Total	597.889	529.368	237.767	236.519

(*)	Net of the judicial deposit related to the provisioned for judicial proceeding – according to CVM Pronouncement n° 489/05

Fishermen Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making several claims for indemnification as a result of the oil spill in Guanabara Bay which occurred on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification.

Pag: 69

On February 02, 2007 a decision, partly accepting the expert report, was published and, on the pretext of quantifying the value of the sentence, established the parameters for the calculation thereof, which, based on these criteria, would result in a present value to date of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters stipulated in the decision are different to those that had already been specified by the Rio de Janeiro Court of Appeal itself. The appeal has been accepted. The decision handed down by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published on June 29, 2007, denying approval of the appeal filed by Petrobras and approving the appeal filed by FEPERJ, which represents a significant increase in the value of the damages to be awarded, since in addition to having maintained the 10 years indemnification period, it increased the number of fishermen included in the claim. Petrobras will file to appeal this decision in the higher courts of Brasilia. We are waiting further expert accounting audits to redefine the amounts. Based on the Company’s experts’ assistants calculation, the recorded amount of R$ 27.565 thousand was maintained, as representing the amount that we understand will be set by the higher courts at the end of the process.

Pag: 70

19.2. Legal suits not provided for

The chart on the following page shows the situation of the main lawsuits not considered as probable losses:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, relating to alleged losses deriving from the sale of the equity interest held by Petroquisa in several petrochemical companies in the National Privatization Programme. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the major shareholder of Petroquisa, to compensate the “loss” inflicted on the assets of Petroquisa by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.
	Civil	Possible
On March 30, 2004, the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering Petrobras to indemnify Petroquisa to an amount equal to US$2.370 million plus 5% as a premium and 20% attorneys’ fees.
Petrobras filed a Special and Extraordinary Appeal before the High Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. It then filed an Interlocutory Appeal against this decision before the STJ and STF.
In performance of the decision published on June 05, 2006, we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal before the High Court of Justice and the Federal Supreme Court.
Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding.
If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be R$ 10.457.787 thousand as at 30 June, 2007. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at R$ 6.902.139 thousand, will not represent a disbursement from Petrobras’s Group.

Pag: 71

Description	Nature	Probability of Loss	Current Situation
Additionally, Petrobras would have to pay R$ 522.889 thousand to Porto Seguro and R$ 2.091.557 thousand to Lobo & Ideas by means of attorney’s fees.

Plaintiff: Kallium Mineração S.A Indemnification lawsuit before the Rio de Janeiro state courts claiming losses, damages and lost earnings due to contractual termination.	Civil	Possible
Claim accepted by the lower court. The two parties filed appeals which were rejected. Petrobras is awaiting judgment of the extraordinary appeal filed before the STF and the special appeal at the High Court of Justice on December 18, 2003, both of which have been entertained. A special appeal brought by Kallium is also pending judgment. Petrobras’ maximum exposure including monetary restatement as of June 30, 2007 is R$ 108.739 thousand.

Plaintiff: EMA - Empresa Marambai Agro-Industrial S.A. Contractual civil liability.	Civil	Possible
EMA’s appeal accepted on December 11, 2000, determining processing of the Special Appeal with STJ, with judgement is pending on STJ. The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 9.089 thousand.

Plaintiff: Mathias Engenharia Ltda.	Civil	Possible	Petrobras was sentenced to pay R$14.040 thousand (as of May of 2003) plus interest of 0,5% p.m., court costs and 15% of fees.

Pag: 72

Description	Nature	Probability of Loss	Current Situation

Contractual civil liability for imbalance of financial equation
Awaiting trial at the STF to judge the Interlocutory Appeal against the decision which denied the Company’s Extraordinary Appeal. The plaintiff simultaneously initiated the provisional execution.
Petrobras pledged assets, Appeal accepted by the STJ. We are awaiting the decision which accepted the pledged asset to be rendered final and unappealable.
Petrobras’ maximum exposure including monetary restatement as of June 30, 2007 is R$ 32.910 thousand.

Pag: 73

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Walter do Amaral Class action claiming nullity of Paulipetro/Petrobras contract.	Civil	Possible
The provisional execution of the award requested by the plaintiff was ruled to be null by the judge. The plaintiff filed a special appeal before the Federal Regional Court (TRF) which was rejected on April 10, 2006. The    plaintiff filed an interlocutory appeal against this decision which is awaiting judgment. The    maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 677 thousand.

Plaintiff: Federal Revenue Department in Rio de Janeiro
Writ of fault related to the Withholding income tax calculated over the remittances for the payments of shipments charter referring to the period process in 1998 and 1999 to 2002.
	Tax	Possible
Petrobras submitted new Administrative Appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are pending judgment.
The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 for the period 1998 is R$ 125.705 thousand and for the period 1999 to 2002 is R$3.999.705 thousand.

Plaintiff: Rio de Janeiro state finance authorities	Tax	Remote

Pag: 74

Description	Nature	Probability of Loss	Current Situation
ICMS. Sinking of P-36 Platform
On October 02, 2006 the appeal deposit and bank guarantee of R$ 43.661 thousand and R$ 81.922 thousand respectively were converted into income for the State. The matter was then submitted to judicial proceedings and the administrative proceeding was closed. The remaining amount claimed corresponding to R$ 540.975 thousand has been subject to judicial Tax Enforcement proceedings brought by Rio de Janeiro state. Petrobras has appealed the decision.
The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 540.975 thousand.

Pag: 75

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Federal Revenue Inspectorate in Macaé II and IPI - Sinking of P-36 Platform	Tax	Possible
Lower court decision against Petrobras.
 A Voluntary Appeal has been filed which is pending judgment Petrobras filed a writ of mandamus and obtained a favorable decision staying any tax collections until the investigations determining the reasons causing the platform to sink have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment.
Because of the favorable decision obtained by the Company in the writ of mandamus, the administrative proceeding has been stayed. Petrobras’ maximum exposure including monetary restatement as of June 30, 2007 is R$ 464.994 thousand.

Plaintiff: Federal Revenue Department PASEP base reduction	Tax	Possible
Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of Petrobras were partially accepted. Pending special appeal filed by the Internal Revenue Services.
The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 28.790 thousand.

Plaintiff: Alagoas State Finance Authorities Reversal of ICMS Credit	Tax	Possible	Petrobras is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 74.102 thousand.

Plaintiff: SRP - Federal Pensions Office
Tax assessments relating to pension charges deriving from administrative proceedings brought by the INSS which attribute joint liability to the Company for the engagement of civil construction and other services addressed by article 219, paragraph 5 and 6 and article 220, paragraph 2 and 3, of Decree 3.048/99.
	Tax	Possible
Of the amounts the Company disbursed to guarantee the filing of appeals and/or obtainment of the Debt Clearance Certificate from the INSS, R$ 116.291 thousand recorded as judicial deposits which could be recovered in the proceedings in progress, relating to 327 tax assessments amounting to R$ 374.041 thousand. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be minimal.

Pag: 76

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Federal Revenue Departament in Rio de Janeiro
Assessment notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

	Tax	Possible
On August 15, 2006, Termorio submitted a contestation of the tax assessment to the Federal Revenue Department. On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 548.106 thousand.

Plaintiff: Adailton de Oliveira Bittencourt and other
Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: September, 1989 to November, 1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution.
	Labor	Possible
The claim was rejected by the lower court. The plaintiffs’ ordinary appeal was accepted by the Regional Labor Court (TRT). Decision now final and unappealable, published on February 17, 2006. The proceeding is currently at the stage of award settlement. Petrobras’ maximum exposure including monetary restatement as of June 30, 2007 is R$ 5.733 thousand. Petrobras’ prospects identified in the analysis is that the amounts payable are much lower than those identified by the plaintiffs.

a) Environmental issues

The Company is subject to several environmental laws and regulations, that regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by the Company’s operations should be remedied or mitigated by the Company.

Pag: 77

As a result of the July 16, 2000 oil spill at the São Francisco do Sul Terminal of Presidente Getúlio Vargas refinery - Repar, located about 24 kilometers from Curitiba, capital of Paraná state approximately 1,06 million gallons of crude oil was poured into the surrounding area. Approximately R$ 74.000 thousand were spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuits and legal proceedings refer to this spill:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: AMAR - Association Civil for Environmental Defense of Araucária Indemnification for pain and suffering and damages to environment.	Civil	Possible

No lower court decision pronounced. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of June 30, 2007 is R$ 91.176 thousand.

The court determined that the suits brought by Paraná Environmental Institute - IAP and the Federal and State Prosecutors be tried as one.

Plaintiff: Federal Public Attorney’s Office/RJ Indemnification for damages to environment P-36.	Civil	Possible
According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of R$ 100.000 thousand in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place.
Petrobras filed a motion for clarification on May 28, 2007, which is pending judgment.
Petrobras’ maximum exposure including monetary restatement as of June 30, 2007 is R$ 286.507 mil.

Pag: 78

On February 16, 2001, the company’s pipeline Araucária - Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the state of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suits were filed against the Company:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Paraná Environmental Institute - IAP Fine levied on alleged environmental damages.	Fine	Possible

Defense partly accepted by the lower court, fine reduced. Appeal by Petrobras pending judgment at the court of appeal.

Petrobras’ maximum exposure including monetary restatement as of June 30, 2007 is R$ 158.624 thousand.

The court determined an association with the proceedings brought by AMAR and the Federal and State Prosecutor’s Offices and joined the case.

b) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed an ordinary lawsuit against the government before the Rio de Janeiro judiciary branch in order to recover, by means of an offset the amounts paid as PIS on financial revenue and exchange variance gains in the period February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that Law 9718/98, article 3, paragraph 1 is unconstitutional.

On November 09, 2005, the Brazilian Supreme Court – STF considered unconstitutional the mentioned of paragraph 1 of article 3 of Law N° 9.718/98.

On January 09, 2006, in view of a final decision by the STF, Petrobras filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

The amounts of R$ 1.935.489 thousand, for Petrobras and R$ 63.571 thousand for Gaspetro, related to the aforesaid cases, are not reflected in the financial statements as at June 30, 2007.

Pag: 79

20. COMMITMENTS UNDERTAKEN BY THE ENERGY SEGMENT

20.1. Commitments to acquire natural gas

Petrobras and Yacimentos Petrolíferos Fiscales Bolivianos - YPFB executed contracts, in force until 2019, entailing the acquisition of natural gas, undertaking to acquire minimum volumes at a price calculated according to a formula tied to the price of fuel oil.

Between 2002 and 2005, Petrobras did not acquire the minimum volume specified in the contract with YPFB and paid US$ 81 million (equal to R$ 156.966 thousand as of June 30, 2007) on account of unshipped volumes, the credits of which will be realized through withdrawals of future volumes.

Gas acquisition commitments	2007	2008	2009	2010	2011 – 2019

Mandatory Volume (million m³/day)	24	24	24	24	24/per year

20.2. Electricity Purchase Contracts in a Regulated Environment - CCEAR

On December 16, 2005, the “National Electrical Energy Agency” - ANEEL held an auction in order to procure energy for the National Interconnected System -SIN, in the Regulated Procurement Environment - ACR.

By way of its ventures (Baixada Santista Energia Ltda. - BSE, Sociedade Fluminense de Energia Ltda. - SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas), Petrobras sold energy capacity of 1.391 MW. at this first new energy auction. In return for selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for 15 years at present values of R$ 199.843/year as from 2008 through the sale of 352 MW, an additional R$ 210.878/year as from 2009 through the sale of a further 469 MW and an increase of R$ 277.928/year as from 2010 through the sale of 570 MW. The contracts were executed on March 13, 2006.

By way of its ventures Termomacaé Ltda and Usina Termelétrica Bahia I, a subsidiary of Fafen Energia S.A., Petrobras sold energy capacity of 205 MW at the third auction for new energy. By selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for the term of 15 years in present day values of R$ 113.133 thousand/year as from 2011.

Pag: 80

By way of its affiliated company Termoelétrica Potiguar and its stake in the consortia Goiana II and Camaçari Pólo de Apoio I (interest of 30%), Camaçari Muricy I and II (interest of 50%) and Pecem II (interest of 45%), the subsidiary Petrobras Distribuidora sold energy capacity of 211,4 MW. The final result of the auction will provide the company with fixed revenue for the term of 15 years in present day values of R$ 142.197 thousand/year as from 2009.

Additionally, Petrobras will be remunerated for the effective output of its power stations for its variable operating costs.

20.3. The Gasene Project

On December 14, 2006, Petrobras announced the obtainment of two financing loans amounting to R$ 1.360.000 thousand, to be extended by the “National Economic and Social Development Bank” - BNDES to the special purpose entity Transportadora Gasene S.A., responsible for implementing the Gasene Southeast-Northeast Interconnection Gas Pipeline Project.

The Gasene Project consists of constructing pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state. The project is comprised of the following sections: Cabiúnas (RJ) - Vitória (ES) gas pipeline; Vitória (ES) - Cacimbas (ES) gas pipeline - (already under construction with completion projected for the second half of 2007); and the Cacimbas (ES) - Catu (BA) gas pipeline.

One of the loans, to the amount of R$ 1.050.000 thousand, will be used to acquire pipes for the Cacimbas (ES) - Catu (BA) – Gascac pipeline – which is some 940 km in length and requires an estimated investment of R$ 3.500.000 thousand. The other loan, to the amount of R$ 312.000 thousand, will be used to build the Cabiúnas (RJ) - Vitória (ES) - Gascav pipeline, which is some 300 km in length and requires overall investment of R$ 1.500.000 thousand.

Besides the BNDES joint funding, Gasene Transportation signed, on October 17, 2006, a contract in order to release credit from the BB Fund SPC, by issuing of foreign bonds on the international market in the amount equivalent to R$ 800 million. On October 23, 2006, these bonds were traded, totaling US$ 210 million.

On April 17, 2006 Petrobras and the Chinese state company Sinopec Group entered into, an engineering project, supply, construction and procurement contract – Engineering Procurement Construction – EPC, regarding the Cabiúnas-Vitória (Gascav) gas pipeline, which is the first part of the Gasene project.

Pag: 81

The maximum flow of the trunk pipeline will be 20 million m3/day of gas, with the implementation of two compression stations. The Cabiúnas-Vitória section already has a preliminary license, installation license and construction permit. The construction work is underway and completion is projected for the second half of 2007.

The investments relating to this project are detailed in Petrobras business plan approved for the period 2007-2011 and all the initiatives comply with the Company’s strategy of developing and leading the Brazilian natural gas market by creating a basic network for the shipment thereof, integrating the existing gas pipelines and those in expansion in the southeast and northeast of Brazil.

20.4. Leasing of the Araucária Gas Thermoelectric Power Station

Petrobras announced on January 03, 2007 that it had executed two service provision and leasing contracts with Usina Elétrica Gás – UEG Araucária and Copel. The first contract refers to the leasing of the Araucária Gas Thermoelectric Power Station executed by Petrobras and UEG, in force until December 31, 2007 which may be extended for a further period of up to 12 months. The second contract involves the provision of maintenance and operating services regarding the UEG Araucária, executed by Petrobras and Copel Geração, in force until December 31, 2008 or the end of the leasing agreement, whichever occurs first.

Under the two contracts, a fixed monthly payment will be due of R$ 19,00 per MWh multiplied by the reference voltage (428.35 MW) plus a variable monthly payment of R$ 33,23 per MWh, on the effective energy generated. These proceeds are used to cover all costs and taxes incurred by the UEG.

Executing these contracts will enable better allocation of the gas produced to meet the fundamental commitments referring to the energy sold by the company.

The lease contract came into full effect on July 07, 2007.

20.5. Usina Termelétrica Bahia I Camaçari Ltda

On December 28, 2006 a lease contract was executed by UTE Bahia I and Petrobras. This contract is effective until December 31, 2008 and involves monthly rental of R$ 320 thousand.

Pag: 82

The rent includes all taxes, fees, charges and tax and social contributions deriving from the contract, which is restated annually, based on the variation posted by the Amplified Consumer Price Index (IPCA), established by the Brazilian Institute of Geography and Statistics (IBGE). If this index cannot be applied, the parties shall specify a similar index to be used.

The lease agreement has been suspended due to failure to comply with all the subordinate suspensive conditions.

20.6. Rental of the Thermoelectric Power Station – UTE Petrolina Ltda

On April 26,2007, Petrobras and the Companhia Energética de Petrolina signed two rental and services contracts. The first contract refers to the rental of the UTE (Thermoelectric Power Station) Petrolina, a fuel-oil powered thermoelectric power station, located in the municipality of Petrolina in the state of Pernambuco, with an installed power generation capacity of 128 MW, effective until December 31,2008. The second contract refers to the operation and maintenance service of the UTE Petrolina, in force until December 31,2008, or until the end of rental contract, whichever occurs first.

For the two contracts, a monthly sum will be charged of R$ 19,30 per MWh multiplied by the reference power ( 128 MW ) plus a variable sum of R$ 4,30 per MWh, for the power actually generated.

The lease agreement has been suspended due to failure to comply with all the suspensive conditions.

20.7. Early Repayment by Termobahia to the IDB

On May 15,2007, Termobahia made early repayment of its debt with the Inter-American Development Bank (IDB), corresponding to the principal and interest, using funds in the amount of R$ 300 million, which came from its shareholder Petrobras.

Initially the amortization of the IDB loan was made in 144 installments (loan A) and 120 installments (loan B). The decision to make early repayment was based on the fact that the interest rates were higher than the current rates.

Pag: 83

20.8. Leasing of the Piratininga Thermoelectric Power Station

On April 27, 2007 Petrobras executed with Empresa Metropolitana de Águas e Energia S.A (EMAE), which is owned by the São Paulo state government, the contract to lease the assets of the Usina Termelétrica Piratininga located in the city of São Paulo. The document stipulates that the power station will be leased for 17 years for a rent of R$ 45 million/year.

Petrobras was already partially operating the power station by way of a consortium put together in 2001. The consortium was closed in 2006 when the companies resumed the negotiations. The contract also foresees a purchase option on the power station’s assets. On this occasion a five-year Operating and Maintenance contract for the power station was also executed with an annual value of R$ 15 million.

21. GUARANTEES ON CONCESSION CONTRACTS FOR OIL EXPLORATION

Petrobras granted guarantees to the National Petroleum Agency - ANP in the amount of R$ 5.074.238 thousand for the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas, with R$ 3.095.475 thousand, remaining in force, net of commitments already undertaken. Of the total amount, R$ 2.410.215 thousand refers to a lien on the oil from previously identified fields already in production, and R$ 685.260 thousand refer to bank guarantees.

22. SEGMENT INFORMATION

Petrobras is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of Petrobras.

Pag: 84

In the financial statements by business segment, the Company’s operations are presented according to the organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following business units:

(a) Exploration and production: covers, by means of Petrobras, Brasoil, PNBV, PifCo, PIB B.V. and Special Purpose Companies, the activities of exploration, production development and production of oil, liquefied natural gas (LNG) and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus of crude oil as well as oil products produced at their natural gas processing plants;

(b) Supply: contemplates, by means of Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V. and PNBV, the activities of refining, logistics, transport and sale of oil products, crude oil and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, Special Purpose Companies - SPCs and Thermoelectric, the transport and sale of natural gas produced in Brazil or imported, the production and sale of power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products, alcohol and vehicular natural gas (VNG) in Brazil, represented by the operations of Petrobras Distribuidora;

(e) International: covers, by means of PIB B.V., PifCo, Company Mega, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy and distribution occurring overseas, in several countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and healthcare plans intended for retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

Pag: 85

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the segments, the calculation methods for which are based on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) The financial results are allocated to the corporate group.

(d) Assets: covers the assets referring to each segment. The financial equity accounts are allocated to the corporate group.

23. DERIVATIVE INSTRUMENTS, HEDGING AND RISK MANAGEMENT ACTIVITIES

In 2004, Petrobras Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Several commissions created by the Risk Management Committee are developing specific targets for management of credit, company assets and responsibility risks, commodities, foreign exchange and interest rate prices, in order to bring the operational and commercial activities closer to the corporate policies of the company for risk management.

Pag: 86

23.1. Characteristics of the markets in which Petrobras operates

The Company is exposed to a series of market risks arising from the normal course of business. Such market risks mainly involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. Petrobras maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of Petrobras’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

Considering the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

As a consequence of the characteristics of the markets where Petrobras operates, the following aspects apply:

(a) A considerable amount of Petrobras’ total debt is expressed in US Dollars, or in currencies closely tied to it. Future operating cash flow is expressed in dollars.

(b) A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in U.S. dollars are significantly higher than costs and expenses denominated in that currency.

23.2. Financial risk management policy

The risk management policy adopted by Petrobras aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

Pag: 87

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among others, the objective of the risk management policy adopted by Petrobras is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structured actions that are grounded on capital discipline processes and on debt management, including:

(a) Low cost production – the capital discipline guarantees competitive costs to all products traded.

(b) Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth.

(c) Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics of Petrobras:

(a) Integrated management of market risks, quantifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement.

(b) Respecting the concepts of efficient market and diversification. Petrobras believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, its risk management concentrates on eliminating extremely undesirable events instead of mitigating the change in income, cash flow etc.

(c) High transparency standards in disclosing the Company’s potential exposures.

Pag: 88

23.3. Risk assessment

Assessment of the financial risks related to the Company’s strategic plan is conducted by means of a probabilistic analysis of its cash flow forecast for a two-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), current exchange and interest.

Cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

a) Management of market risks for petroleum and derivates

Like all of its peers, Petrobras is subject to the volatility of the international energy prices (mainly oil), which may materially affect the Company’s cash flow.

Pag: 89

Petrobras’ policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to six months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

In the first half of 2007 hedge transactions were conducted for 31,96% (Petrobras only; Petrobras+PifCo+PAI = 46,12%) of the total volume sold (imports and exports). On June 30, 2007 the open positions on the futures market, as compared to market value, would have presented a loss of approximately R$ 16.288 thousand (Petrobras only; Petrobras+PifCo+PAI = R$ 22.960 thousand) if it had been settled on this date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of WTI oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

As of June 30, 2007, this transaction, if settled at market values, would represent a positive result equivalent to R$ 56.091 thousand deriving from the premiums.

b) Foreign currency risk management

In 2000, Petrobras contracted economic hedge operations to cover “Notes” issued abroad in Italian lira, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operation is known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The hedge of the loan in Italian lira was based on the Euro, because that currency only circulated until February 28, 2002.

The hedge transaction of the Italian lira-denominated debt had a positive market value of R$ 48.626 thousand on June 30, 2007.

Pag: 90

In September 2006, the subsidiary PifCo contracted a hedge operation called “cross currency swap” to cover the yen bonds issued in order to fix the Company’s costs in this operation in U.S. dollars.

Interest rates in different currencies are swapped under the “cross currency swap”. The exchange rate between the yen and the U.S. dollar is set at the start of the transaction and remains fixed throughout its term.

On June 30, 2007 this transaction had a fair value, which if it were recorded would result in a loss of R$ 28.060 thousand. The Company does not intend to settle these contracts before they expire.

In the 2nd quarter of 2007, the subsidiary Petrobras Distribuidora contracted hedge currency transactions with a positive fair value of R$ 3.099 thousand as of June 30, 2007. These transactions consist of the sale of forward short-term PTAX dollar contracts, which allow a fixed exchange rate and hedging against a possible devaluation in the period.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

Petrobras Energia S.A. - PESA, an indirect subsidiary of Petrobras, carries out forward and sale operations of US dollars in exchange for Argentinean pesos. As of June 30, 2007, the nominal value of the standing contracts amounted to US$ 10 million (equivalent to R$ 19.262 thousand) at an average exchange rate of 3,25 Argentinean pesos per US Dollar. PESA recognized a gain equal to R$ 146 thousand in the first half of 2007.

c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is mainly subject to fluctuations in Libor and the Company’s floating rate debt denominated in Reais is mainly subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

Pag: 91

d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

24. ENVIRONMENTAL, HEALTH AND SAFETY (SMS)

Petrobras’ continued improvement in its environmental performance, in line with that specified in the Strategic Plan, is associated with the implementation of two major programs: the Process Security Program (PSP) and the Program for Excellency in Environmental Management and Operational Safety (Pegaso).

In the first half of 2007, excluding the costs with employees medical assistance and external environmental project support, the security, environmental and health (SMS) investments of the company totaled R$ 1.846.000 thousand, of which R$ 399.000 thousand refers to shares in the Program for Excellency in Environmental Management and Operational Safety (Pegaso).

25 . SUBSEQUENT EVENTS

25.1. Special participation in the Marlim field

This governmental participation was established by the Brazilian Law on Oil No. 9.478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

Pag: 92

On September 06, 2005, the Board of Directors of the ANP determined the constitution of a Work Group with the mission to demonstrate, by means of technical criteria, the methodology to be applied in the calculation of the Special Participation in the Marlim field, as well as endorse the amounts paid by Petrobras on account of this participation.

The Work Group produced the Report on the Certification of the Payment of the Special Participation in the Marlim Field, approved by the Full Board of Directors of the ANP, by means of Board Resolution 267/2006 of August 16, 2006 and circulated to Petrobras on August 18, 2006. The methodology used by Petrobras is the same as that contained in the report approved by the ANP.

In summary, the Report established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of R$ 400 million, relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras obeyed the order of the ANP, on the grounds that the new methodology applied by the Work Group had not been applied retroactively, thus ensuring compliance with constitutional principles such as legal security and the perfect legal act.

A consequence of the additional payment was the settlement in full of the additional amounts charged, in accordance with the final decision at the highest level of decision-making at the ANP – its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.

Ordinance 10 of January 14, 1999 approved by Board Resolution 267/2006 of August 16, 2006, is legitimate and legal and therefore may not be revoked or annulled, under penalty of total violation of the above mentioned constitutional principles. Its annulment imparts total legal uncertainly, not only for Petrobras, but to all the concessionaires.

Petrobras is taking legal advice on this issue, not having discarded the possibility of filing a lawsuit to disclose the validity of the procedures adopted by the Company and to protect the interests of its shareholders.

The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.

Pag: 93

25.2. Acquisition of Suzano Petroquímica

On August 03, 2007, Petrobras entered into a share purchase agreement to acquire all the shares comprising the share capital of Suzano Petroquímica S.A. (SZPQ), held, directly or indirectly, by the controlling shareholders of Suzano Holding S.A. (SH), for a total price of R$ 2,1 billion, to be ratified by the Extraordinary General Meeting of the Shareholders of Petrobras to be called opportunely, as stipulated in Article 256 of Law No. 6.404/76.

This transaction is subject to the due diligence process, the conclusion of corporate acts to structure the transaction, all the procedures set forth in the shareholders’ agreements of which SZPQ forms part, and the consent of SZPQ’s creditors to the change in control of the Company by creditors, in the terms of the loan agreements negotiated, among others.

The transaction will be divided into three stages:

a) Purchase of the shares of the indirect shareholders of SZPQ: Petrobras will acquire 97,3 million common shares for a price of up to R$ 13,44 per share and 75,2 million preference shares for a price of up to R$ 10,76 per share, representing 99,9% of the company’s common shares and 58,2% of preference shares issued by SZPQ, representing 76,1% of the total share capital.

b) SZPQ Tag Along Public Offer: Due to the sale of the direct and indirect shareholdings of the quoted company SZPQ, Petrobras, in compliance with the legal provisions applicable to this case (Article 254 – A of Law No. 6.404/76 and CVM Instruction No. 361, BOVESPA – Level 2 Regulations on Differentiated Corporate Governance Practices, to which SZPQ is a signatory, and Article 39 of the By-laws of SZPQ) will send to the CVM, within the legal timeframe, the request to register a public offer (PO) for the purchase of common and preference shares held by the minority shareholders of SZPQ (Tag Along PO) for a price of up to R$ 13,44 per common share and a price of up to R$ 10,76 per preference share, to be paid on demand.

c) Public Offering to Cancel the S.A. Registration of SZPQ; Petrobras intends to file with the CVM, within 30 days, a request for registration of a public offering for canceling the registration of SZPQ as a quoted company, in accordance with Article 4, § 4, of Law No. 6.404/76 and CVM Instruction No. 361.

Assuming that the Public Offering for Cancellation of Registration has the same terms as the Tag Along Public Offer, the amount to be disbursed in the POs would be R$ 600 million, totaling R$ 2,7 billion for the purchase of 100% of the shares of SZPQ.

Pag: 94

The transaction will be presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense – CADE, Office of Economic Law – SDE, Secretary for Economic Monitoring – SEAE), within the timeframes and in accordance with the procedures specified in legislation in force.

25.3. Sale of Interest in an Energy Transmission Company in Argentina

On July 19, 2007, the Board of Directors of Petrobras Energia S.A. - PESA approved the sale of its interest (50%) in Compañia Inversora em Transmisión Eléctrica S.A. - Citelec to Energia Argentina S.A. – ENARSA and Electroingeniería S.A., in equal parts, and also its 22,22% interest in Yacylec S.A. to Electroingenieria S.A.

Citelec has interest of 52,67% in Compañia de Transporte en Energia Eléctrica en Alta Tensión -Transener S.A.

The sale will be realized at a fixed price of US$ 54 million (equivalent to R$ 104.015 thousand) plus an additional amount relating to the result from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Elétrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba), applicable until June 30, 2008. The expected price of the sale of the interest in Yacylec to Electroingenieria is US$ 6.000 thousand (R$ 11.557 thousand).

The transfers of the Citelec and Yacylec shares will be subject to the exercise of the rights conferred in the shareholder’s agreements of Citelec and Yacylec and should require approval by the regulatory organizations and the competent authorities.

Pag: 95

05.01 – COMMENTS ON THE PERFORMANCE IN THE QUARTER

1. NET INCOME

Petrobras recorded a net income of R$ 6.851 million in the 2Q-2007, with an operational profit corresponding to 32% of the net operating revenue (34% in the 2Q-2006).

R$ million
2nd Quarter					1st Semester
1Q 2007	2007	2006	Δ %		2007	2006	Δ %
37.986	41.691	38.872	7	Gross operating revenue	79.677	76.792	4
27.868	30.825	28.441	8	Net operating revenue	58.693	56.552	4
7.330	9.872	9.602	3	Operational profit (1)	17.202	20.291	(15)
(590)	(906)	266	(441)	Financial result	(1.496)	(413)	262
52	505	713	(29)	Equity pick-up	559	1.056	(47)
4.336	6.851	7.100	(3)	Net income	11.188	14.014	(20)
0,99	2,55	1,62	58	Net income per share	2,55	3,19	(20)
215.666	244.659	202.674	21	Market value	244.659	202.635	21

(1)	Before financial income and expenses and equity pick-up.

The main factors that contributed towards generating net income in the first half of 2007, in relation to the same period in 2006, were as follow:

4.1. A 4% increase in net operating revenue:

a)
A decrease of 1% in the Average Realization Price (ARP) of basic oil products on the local market in the 1st semester of 2007 (particularly fuel oil and aviation fuel) and a reduction of 9% (ARP) in exports, reflecting the behavior of oil prices on the international market (Brent -4% and WTI -8%) and of fuel oil (- 5%), contributing to the drop in net operating revenue when compared to the 1st semester of 2006.

b)
A 6% increase in total sales volume, particularly in the local market for diesel (4%), fuel oil (8%), in LPG (3%), aviation fuel (6%) and gasoline (1%). International market sales increased by 17%, with petroleum contributing 35% of that, influenced by an increase in production and by the need to substitute imports, partly offset by the reduction in fuel oil exports (-5%).

Pag: 96

4.2. A 3% increase in the average unit costs of the products sold. The main factors that most influenced this increase in the cost of products sold were:

a)	Higher spending on imports of petroleum due to its participation in the processed cargo.

b)	Higher spending on imports of diesel to fulfill lower sulphur content specifications.

c)	Higher spending on platform chartering, especially units P-34, P- 47, P-50, FPSO Capixaba, FPSO-Seillean and FPSO RJ.

d)
Higher spending on depreciation and depletion, this being emphasized by the incorporation of new assets by upgrading the refineries and the start of production in the fields of Golfinho, Roncador and East Albacora, Jubarte and Espadarte.

4.3. Increase in the following expenses:

a)
General and administrative (R$ 407 million), payroll (R$ 145 million); outsourced services (R$ 96 million), primarily IT, financial and administrative consulting and data processing (R$ 52 million), including infrastructure, support, maintenance and licenses;

b)	Exploration and survey costs (R$ 64 million), particularly geological and geophysical expenses;

c)	Research and development costs (R$ 73 million), mainly in order to fulfill ANP regulations (R$ 42 million) and expenses with personnel involved in research activities (R$ 20 million);

d)
Other Other operating expenses (R$ 1.800 million), particularly spending relating to the renegotiation of the Petros Plan (R$ 972 million), relating to leasing of assets and installations (R$ 117 million), institutional relations and corporate projects (R$ 95 million), unscheduled stoppages and out-of-service equipment (R$ 30 million), hedge operations (R$ 95 million), the new job description and remuneration plan (R$121 million) and Environment, Health and Safety (R$ 86 million), addition to the provision for legal contingencies (R$ 125 million), extraordinary revenue in the 1st half of 2006: (a) bonuses received from partnerships with Shell and Esso (R$ 57 million); (b) recovery of

Pag: 97

the exploration expenses with third parties (R$ 57 million); and (c) sale of materials (R$ 40 million).

4.4. Negative impact of R$ 1.083 million on the financial result, due to:

a)
Losses in monetary and foreign exchange variations (R$ 1.687 million), reflecting the effects of the strengthening of the Brazilian Real in the 1st half of 2007,and the one-time foreign exchange adjustment made in the 1st half of 2006 (R$ 321 million)

b)
Part of this impact was offset by financial revenue (R$ 604 million) generated by the change in investment profile in Brazil, with a significant reduction in exposure in US Dollar futures contracts, and the increase in investments abroad, which reflects in the exchange variations in the financial result.

4.5. A decrease of R$ 502 million in shareholdings in subsidiaries, primarily due to the lower equivalent net worth (R$ 419 million), together with foreign exchange losses in converting the net worth of the subsidiaries abroad (R$ 83 million).

4.6. Tax credit of provision for remuneration of shareholder JSCP (R$ 746 million).

2. ECONOMIC INDICATORS

Business conducted by Petrobras totaled, in the 1st half of 2007, R$ 19,9 billion of income before financial income and expenses, earnings from shareholdings, taxes, depreciations and amortizations (EBITDA), representing a reduction of 12% in relation to 1st half of 2006.

	2nd Quarter			1st Semester
1Q 2007	2007	2006		2007	2006
45	48	49	Gross margin (%)	46	49
26	31	34	Operating margin (%)	29	36
16	22	25	Net Margin (%)	19	25
8.590	11.354	10.875	EBITDA – R$ million	19.944	22.507

Pag: 98

The gross margin fell by 3 percentage points in comparison with that recorded for the 1st half of 2006, reflecting the reduction in the Average Realization Price - ARP of basic oil products on the local market and exports, as well as an increase in average unit costs, partially offset by the increase in the total volume of sales.

Pag: 99

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – Description	3 - 06/30/2007	4 - 03/31/2007
1	Total Assets	210.885.447	207.571.277
1.01	Current Assets	57.591.646	59.664.880
1.01.01	Cash and Cash Equivalents	17.853.942	20.462.695
1.01.01.01	Cash and Banks	4.569.930	2.413.976
1.01.01.02	Short Term Investments	13.284.012	18.048.719
1.01.02	Accounts Receivable, net	12.419.002	14.372.879
1.01.02.01	Customers	12.419.002	14.372.879
1.01.02.01.01	Customers	10.779.632	11.747.867
1.01.02.01.02	Credits with Affiliated Companies	247.001	430.875
1.01.02.01.03	Other Accounts Receivable	2.016.166	2.394.215
1.01.02.01.04	Allowance for Doubtful Accounts	(1.263.650)	(1.251.668)
1.01.02.01.05	Marketable Securities	639.853	1.051.590
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	16.965.190	15.065.411
1.01.04	Other	10.353.512	9.763.895
1.01.04.01	Dividends Receivable	23.163	30.388
1.01.04.02	Recoverable Taxes	7.730.366	7.160.274
1.01.04.03	Prepaid Expenses	1.208.747	1.194.164
1.01.04.04	Other Current Assets	1.391.236	1.379.069
1.02	Non-current Assets	153.293.801	147.906.397
1.02.01	Long-Term Assets	17.724.218	17.254.858
1.02.01.01	Credits	3.112.779	2.921.436
1.02.01.01.01	Petroleum and Alcohol Accounts	793.102	789.278
1.02.01.01.02	Marketable Securities	585.325	537.521
1.02.01.01.03	Investments in Privatization Process	3.228	3.228
1.02.01.01.04	Accounts Receivable, net	1.731.124	1.591.409
1.02.01.02	Credits with Affiliated Companies	354.540	238.101
1.02.01.02.01	With Affiliates	354.540	238.101
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	14.256.899	14.095.321
1.02.01.03.01	Projects Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	3.695.929	3.579.285
1.02.01.03.03	Deferred ICMS	1.036.896	1.133.692
1.02.01.03.04	Deferred Pasep/Cofins	2.356.726	2.025.364
1.02.01.03.05	Other Deferred Taxes	269.846	213.211
1.02.01.03.06	Judicial Deposits	1.697.424	1.663.358
1.02.01.03.07	Advance for Migration - Pension Plan	1.269.048	1.277.361
1.02.01.03.08	Advance to Suppliers	905.559	650.538
1.02.01.03.09	Prepaid Expenses	1.745.408	1.949.723
1.02.01.03.10	Compulsory Loans - ELETROBRAS	112.798	191.542
1.02.01.03.11	Inventories	437.781	453.120
1.02.01.03.12	Other Non-current Assets	729.421	958.127
1.02.02	Fixed Assets	135.569.583	130.651.539
1.02.02.01	Investments	4.815.230	4.470.911
1.02.02.01.01	In Affiliates	3.131.359	2.774.123
1.02.02.01.02	Goodwill in Affiliates	0	0

Pag: 100

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – Description	3 - 06/30/2007	4 - 03/31/2007
1.02.02.01.03	In Subsidiaries	30.191	30.190
1.02.02.01.04	Goodwill in Subsidiaries	877.726	1.019.338
1.02.02.01.05	Other Investments	775.954	647.260
1.02.02.02	Property, Plant and Equipment	123.009.446	118.295.307
1.02.02.03	Intangible	5.489.282	5.628.299
1.02.02.04	Deferred Charges	2.255.625	2.257.022

Pag: 101

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2	Liabilities and Stockholders' Equity	210.885.447	207.571.277
2.01	Current Liabilities	40.607.951	40.540.572
2.01.01	Loans and Financing	10.254.308	11.365.644
2.01.01.01	Financing	9.543.795	10.617.542
2.01.01.02	Interest on Financing	710.513	748.102
2.01.02	Debentures	0	0
2.01.03	Suppliers	11.728.310	9.545.733
2.01.04	Taxes, Contribution and Participation	9.088.721	9.532.504
2.01.05	Dividends	2.193.519	1.581.966
2.01.06	Accruals	2.117.461	1.811.474
2.01.06.01	Payroll and Related Charges	1.633.558	1.443.055
2.01.06.02	Contingency Accrual	54.000	54.000
2.01.06.03	Provision for Pension Plan	429.903	314.419
2.01.06.04	Other Accruals	0	0
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	5.225.632	6.703.251
2.01.08.01	Advances from Customers	868.556	2.518.297
2.01.08.02	Projects Financings	62.160	61.634
2.01.08.03	Other Current Liabilities	4.294.916	4.123.320
2.02	Non-current Liabilities	56.587.019	57.626.916
2.02.01	Long-Term Liabilities	55.385.342	57.233.898
2.02.01.01	Loans and Financing	27.585.827	30.792.633
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	22.896.496	21.885.406
2.02.01.03.01	Provision for Healthcare Benefits	9.082.408	8.757.830
2.02.01.03.02	Contingency Accrual	543.889	475.368
2.02.01.03.03	Provision for Pension plan	3.441.612	3.357.852
2.02.01.03.04	Deferred Income Tax and Social Contribution	9.731.089	9.294.356
2.02.01.03.05	Other deferred taxes	97.498	0
2.02.01.04	Subsidiaries and Affiliated Companies	98.907	107.889
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	4.804.112	4.447.970
2.02.01.06.01	Provision for Dismantling of Areas	3.365.941	3.170.912
2.02.01.06.02	Other Payables	1.438.171	1.277.058
2.02.02	Deferred Income	1.201.677	393.018
2.03	Minority Interest	6.411.568	7.656.332
2.04	Shareholders’ Equity	107.278.909	101.747.457
2.04.01	Capital	52.644.460	48.263.983
2.04.01.01	Subscribed and Paid-Up Capital	52.644.460	48.263.983
2.04.01.02	Monetary Restatement	0	0
2.04.02	Capital Reserves	1.285.788	372.064
2.04.02.01	AFRMM subsidy	158.298	158.298
2.04.02.02	Tax Incentive – Income Tax	1.127.490	213.766
2.04.03	Revaluation Reserve	62.787	64.614
2.04.03.01	Private Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	62.787	64.614
2.04.04	Revenue Reserves	42.354.803	48.916.077
2.04.04.01	Legal	6.511.073	6.511.073
2.04.04.02	Statutory Reserves	241.322	1.249.441
2.04.04.03	Contingencies Reserves	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	35.598.774	41.153.755
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Other	3.634	1.808
2.04.05	Retained Earnings (Accumulated losses)	10.931.071	4.130.719
2.04.06	Advance for Capital Increase	0	0

Pag: 102

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	Gross Operating Revenues	53.632.489	103.759.685	49.632.685	96.400.682
3.02	Sales Deductions	(11.834.812)	(23.067.563)	(11.684.275)	(22.566.346)
3.03	Net Operating Revenues	41.797.677	80.692.122	37.948.410	73.834.336
3.04	Cost of Products and Services Sold	(24.552.188)	(48.181.022)	(21.394.922)	(41.068.457)
3.05	Gross profit	17.245.489	32.511.100	16.553.488	32.765.879
3.06	Operating Expenses	(6.869.449)	(14.587.104)	(5.310.076)	(10.383.015)
3.06.01	Selling	(1.442.624)	(2.857.545)	(1.353.044)	(2.695.041)
3.06.02	General and Administrative	(1.401.444)	(3.042.911)	(1.310.752)	(2.451.067)
3.06.02.01	Management and Board of Directors Remuneration	(6.501)	(14.749)	(10.963)	(18.170)
3.06.02.02	Administrative	(1.394.943)	(3.028.162)	(1.299.789)	(2.432.897)
3.06.03	Financial	(290.262)	(504.216)	(132.871)	(846.576)
3.06.03.01	Income	477.925	1.147.163	601.422	972.002
3.06.03.02	Expenses	(768.187)	(1.651.379)	(734.293)	(1.818.578)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.631.955)	(7.995.137)	(2.631.146)	(4.081.764)
3.06.05.01	Taxes	(323.208)	(621.972)	(405.305)	(644.877)
3.06.05.02	Cost of Research and Technological Development	(434.012)	(810.413)	(495.520)	(737.435)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(390.848)	(1.046.126)	(378.210)	(687.946)
3.06.05.05	Healthy and Pension Plan	(452.646)	(905.291)	(484.613)	(969.104)
3.06.05.06	Net Monetary and Exchanges Variation	(765.844)	(1.501.987)	(8.438)	261.397
3.06.05.07	Other Operating Expenses, Net	(1.265.397)	(3.109.348)	(859.060)	(1.303.799)
3.06.06	Equity pick-up	(103.164)	(187.295)	117.737	(308.567)

Pag: 103

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.07	Operating Income	10.376.040	17.923.996	11.243.412	22.382.864
3.08	Non-operating Income (Expenses)	24.683	51.503	28.854	(63.646)
3.08.01	Income	65.536	81.737	(14.629)	(17.479)
3.08.02	Expenses	(40.853)	(30.234)	43.483	(46.167)
3.09	Income beforeTaxes/Employee’s and adm. participation	10.400.723	17.975.499	11.272.266	22.319.218
3.10	Income Tax and Social Contribution	(3.785.153)	(6.647.202)	(4.039.844)	(7.133.103)
3.11	Deffered Income Tax	617.123	511.237	174.428	(600.201)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on share capital	0	0	0	0
3.14	Minority Interest	(432.341)	(908.463)	(447.391)	(951.464)
3.15	Net Income/loss for the period	6.800.352	10.931.071	6.959.459	13.634.450
	Number of Shares. Ex-Treasury (THOUSANDS)	4.387.038	4.387.038	4.386.152	4.386.152
	Net income per Share (Reais)	1,55010	2,49167	1,58669	3,10852
	Loss per Share (Reais)

Pag: 104

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Petrobras reported a consolidated net income of R$ 6.800 million in the second quarter of 2007, an increase of 65% over the first quarter of 2007. The Company’s market capitalization stood at R$ 244.659 million on June 30, 2007. Petrobras System invested R$ 19.795 million during the first half of 2007, 45% above the Company’s expenditures during the same period for 2006, of which R$ 9.092 million was invested to expand future oil and gas production in Brazil to meet production targets. Adjusted EBITDA amounted to R$ 25.183 million, ensuring sufficient resources to fund the Company’s investments.

  Petrobras posted net income of R$ 6.800 million in the second quarter of 2007, reflecting an improved operating performance in comparison with the previous quarter. Compared to the second quarter of 2006, net income declined 2%, as a result of the decline in international oil prices and the impact of the appreciation of the Real in 2007. These effects were partially offset by higher sales volume and the fiscal benefit from the provisioning of interest on own capital (R$ 746 million).

  Domestic oil and NGL production averaged 1,789 thousand barrels per day in the second quarter of 2007, 2% higher than the second quarter of 2006. Approximately 83% of Brazilian oil production came from the Campos Basin (1,482 thousand barrels/day), led by incremental output from new production units P-50 (Albacora Leste), FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), which offset the natural decline in output from mature fields.

  The consolidated net debt of Petrobras amounted to R$ 21.966 million on June 30, 2007, 8% lower than the R$ 23.955 million reported three months earlier, as a result of free cash flow generated during the period (R$ 2.948 million), and in spite of the substantial increase in investments and the payment of dividends, as well as the impact of the appreciation of the Real on the gross debt.

  Value added by the Petrobras System totaled R$ 59.194 million, R$ 34.195 million of which went to government participations and federal, state, and municipal taxes; R$ 6.794 million to suppliers and financial institutions for financial charges, rent and charters; R$ 11.840 million to shareholders; and R$ 6.365 million to salaries, bonuses and benefits.

Pag: 105

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated first-half net income of R$ 10.931 million, 20% lower than the first half of 2006.

R$ million
	2nd Quarter				First Half
1Q-2007	2007	2006	Δ %		2007	2006	Δ %

50.127	53.633	49.633	8	Gross Operating Revenues	103.760	96.401	8
38.894	41.798	37.948	10	Net Operating Revenues	80.692	73.834	9
8.582	11.535	11.267	2	Operating Profit (1)	20.117	23.277	(14)
(950)	(1.056)	(141)	649	Financial Result	(2.006)	(585)	243
4.131	6.800	6.959	(2)	Net Income	10.931	13.634	(20)
0,94	1,55	1,59	(2)	Net Income per Share	2,49	3,11	(20)
215.666	244.659	202.635	21	Market Value (Parent Company)	244.659	202.635	21

39	41	44	(3)	Gross Margin (%)	40	44	(4)
22	28	30	(2)	Operating Margin (%)	25	32	(7)
11	16	18	(2)	Net Margin (%)	14	18	(4)
10.993	14.190	13.614	4	EBITDA – R$ million(2)	25.183	27.727	(9)

				Financial and Economic Indicators

57,75	68,76	69,62	(1)	Brent (US$/bbl)	63,26	65,69	(4)
2,1082	1,9831	2,1840	(9)	US Dollar Average Price - Sale (R$)	2,0453	2,1892	(7)
2,0504	1,9262	2,1643	(11)	US Dollar Last Price - Sale (R$)	1,9262	2,1643	(11)

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization.

R$ million
	2nd Quarter					First Half
1Q-2007	2007	2006	Δ %		2007	2006	Δ %

7.548	10.376	11.243	(8)	Operating Income as per Brazilian Corporate Law	17.924	22.383	(20)
950	1.056	141	649	(-) Financial Result	2.006	585	243
84	103	(117)	(188)	(-) Equity Income Result	187	309	(39)

8.582	11.535	11.267	2	Operating Profit	20.117	23.277	(14)
2.411	2.655	2.347	13	Depreciation / Amortization	5.066	4.450	14

10.993	14.190	13.614	4	EBITDA	25.183	27.727	(9)

28	34	36	(6)	EBITDA Margin (%)	31	38	(18)

Pag: 106

The year-on-year reduction in the first half of 2007 consolidated net income reflected the impact of the appreciation of the Real on export prices and monetary items, as well as the factors listed below:

  A R$ 255 million reduction in gross profit:

	R$ Million
	Changes
	2007 X 2006
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - Effect of Volumes Sold	1.154	(574)	580
- Effect of Prices	(150)	-	(150)
. Intl. Market: - Effect of Export Volumes	2.795	(1.293)	1.502
- Effect of Export Price	(1.587)	-	(1.587)
. Decrease in expenses: (*)	-	(586)	(586)
. Increase / Decrease in Profitability of Distribution Segment	26	131	157
. Increase / Decrease in operations of commercialization abroad	1.354	(1.285)	69
. Increase / Decrease in international sales	4.324	(4.310)	14
. FX effect on controlled companies abroad	(860)	633	(227)
. Other	(199)	172	(27)

	6.857	(7.112)	(255)

(*) Expenses Composition:	Value
- domestic Government Take	1.150
- third-party services	165
- import of crude oil and oil products and gas**	22
- transportation: maritime and pipelines ***	(167)
- non-oil products, including alcohol	(183)
- salaries, benefits and charges	(359)
- materials, services and depreciation	(1.214)

(586)

** CIF value.
*** Expenditures with cables, terminals and ducts.

Pag: 107

  An increase in the following expenses:

✓
Selling expenses (R$ 163 million), due to the increased volume of exports (R$ 120 million) and off-shore operations (R$ 70 million), offset by the reduction in distribution expenditures (R$ 24 million);

✓
General and administrative expenses (R$ 592 million) from personnel in Brazil (R$ 176 million) and abroad (R$ 26 million), greater expenditure on third-party services (R$ 175 million), especially IT and consulting support services, and new companies in the international segment (R$ 25 million);

✓	Exploration costs (R$ 358 million), notably those incurred abroad (R$ 294 million);

✓
Other operating expenses (R$ 1.806 million), especially from the expenses related to amending the Petros Plan (R$ 1.050 million); increased provisions for judicial contingencies (R$ 125 million); expenditure on safety, health and the environment (R$ 87 million); and the new jobs and salaries plan (R$ 123 million). In 2006; these expenses were reduced by the bonus received from partnerships (R$ 57 million).

  A negative impact of R$ 1.421 million on the net financial result, due to:

✓
Losses from monetary and exchange variations (R$ 1.763 million), reflecting the impact of the increased appreciation of the Real in the 1H-2007 and the non-recurring exchange regularization (R$ 321 million) in the same period of 2006;

Part of this impact was offset by:

✓
Increased financial revenues (R$ 311 million) generated by a change in the composition of the portfolio of domestic investments through a substantial reduction in future dollar exchange contracts, and an increase in the amount of foreign currency funds held offshore , which led to an impact on the exchange variation in the financial result.

  The above effects were offset by:

✓	An improved result from Equity Income (R$ 122 million), despite the recognition of higher exchange losses from the conversion of foreign subsidiaries’ shareholders equity;

✓	An improved non-operating result (R$ 115 million), due to the sale of investments in Bolivia (R$ 72 million) and Argentina (R$ 20 million);

✓	The fiscal benefit from the provisioning of interest on equity (R$ 746 million).

Pag: 108

Net income for the second quarter of 2007 totaled R$ 6.800 million, 65% above the R$ 4.131 million declared in the first quarter of 2007, due to greater export volumes, higher international oil prices and the fiscal benefit arising from the provisioning of interest on own capital, as well as the factors listed below:

  A R$ 2.107 million increase in gross profit:

Changes 2Q-2007 X 1Q-2007 MAIN INFLUENCES
	R$ Million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - Effect of Volumes Sold	1.483	(781)	702
- Effect of Prices	639	-	639
. Intl. Market: - Effect of Export Volumes	321	(172)	149
- Effect of Export Price	876	-	876
. Increase / Decrease in expenses: (*)	-	(290)	(290)
. Increase / Decrease in Profitability of Distribution Segment	(225)	281	56
. Increase / Decrease in operations of commercialization abroad	238	(151)	87
. Increase / Decrease in international sales	741	(373)	368
. FX effect on controlled companies abroad	(687)	593	(94)
. Others	(482)	96	(386)

	2.904	(797)	2.107

(*) Expenses Composition:	Value
- third-party services	64
- transportation: maritime and pipelines **	59
- salaries, benefits and charges	22
- non-oil products, including alcohol	(31)
- domestic Government Take	(58)
- materials, services and depreciation	(129)
- import of crude oil, gas and oil products***	(217)

(290)

** CIF value.
*** Expenditures with cables, terminals and ducts.

Pag: 109

  Reduction in operating expenses (R$ 846 million), due to:

✓	Lower exploration costs (R$ 264 million), due to reduced expenditure abroad on seismic data in the second quarter of 2007 (R$ 286 million);

✓
Other operating expenses (R$ 632 million), in particular the non-recurring expenses in the first quarter of 2007 from amendments to the Petros Plan (R$ 1.040 million) and the increase in royalties in Ecuador relative to 2006 (R$ 50 million). This was partially offset by the increase in provisions for judicial contingencies (R$ 125 million) and the new jobs and salaries plan (R$ 123 million), as well as the lower result from hedge operations (R$ 94 million);

  The R$ 106 million negative impact on the net financial result.

  The impact of the fiscal benefit from the provisioning of interest on own capital (R$ 746 million).

Pag: 110

Physical Indicators

	2nd Quarter				First Half
1Q-2007	2007	2006	Δ %		2007	2006	Δ %
Exploration & Production - Thousand bpd/day
				Domestic Production
1.800	1.789	1.757	2	Oil and LNG	1.795	1.754	2
274	269	282	(5)	Natural Gas (1)	271	276	(2)
2.074	2.058	2.039	1	Total	2.066	2.030	2
				Consolidated - International Production
111	117	121	(3)	Oil and LNG	114	140	(19)
103	112	95	18	Natural Gas (1)	107	97	10
214	229	216	6	Total	221	237	(7)
17	16	18		Non Consolidated - Internacional Production (2)	17	10

231	245	234	5	Total International Production	238	247	(4)

2.305	2.303	2.273	1	Total production	2.304	2.277	1

(1)Does not include liquified gas and includes re-injected gas
(2)Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd

340	410	354	16	Crude oil imports	375	349	7
97	159	88	81	Oil products imports	128	102	25

437	569	442	29	Import of crude oil and oil products	503	451	12

377	321	267	20	Crude oil exports	349	265	32
247	271	281	(4)	Oil products exports	259	275	(6)

624	592	548	8	Export of crude oil and oil products (3)	608	540	13

187	23	106	(78)	Net exports (imports) crude oil and oil products	105	89	18

146	157	149	5	Import of gas and others	151	148	2
1	3(3)	6	(50)	Other exports	2 (3)	4	(50)
2.041	2.048	1.900	8	Output of oil products	2.045	1.908	7
1.781	1.796	1.795	-	• Brazil	1.789	1.803	(1)
260	252	105	140	• International	256	105	144
2.227	2.167	2.114	3	Primary Processed Installed Capacity	2.167	2.115	2
1.986	1.986	1.985	-	• Brazil(4)	1.986	1.986	-
241	181	129	40	• International	181	129	40
				Use of Installed Capacity (%)
90	89	91	(2)	• Brazil	89	91	(2)
85	86	81	5	• International	85	81	4
77	78	80	(2)	Domestic crude as % of total feedstock processed	78	80	(2)
(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.

Sales Volume - Thousand bpd

1.646	1.709	1.660	3	Total Oil Products	1.678	1.638	2
53	51	26	96	Alcohol, Nitrogens and others	53	37	43
226	234	239	(2)	Natural Gas	230	236	(3)

1.925	1.994	1.925	4	Total domestic market	1.961	1.911	3
625	595	554	7	Exports	610	544	12
655	654	459	42	International Sales	655	448	46

1.280	1.249	1.013	23	Total international market	1.265	992	28

3.205	3.243	2.938	10	Total	3.226	2.903	11

Not reviewed by the independent auditors.

Pag: 111

	2nd Quarter				First Half
1Q-2007	2007	2006	Δ %		2007	2006	Δ %

Average Oil Products Realization Prices
150,97	155,44	154,20	1	Domestic Market (R$/bbl)	153,27	153,69	(0)

Average sales price - US$ per bbl
				Brazil
47,79	57,04	58,20	(2)	Crude Oil (US$/bbl)(5)	52,42	55,92	(6)
32,71	36,16	15,61	132	Natural Gas (US$/bbl)(6)	34,36	15,57	121
				International
42,41	45,60	47,30	(4)	Crude Oil (US$/bbl)	44,03	42,43	4
14,48	13,96	12,33	13	Natural Gas (US$/bbl)	14,20	11,91	19

(5) Average of the exports and the internal transfer prices from E&P to Supply.

(6) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as one of the variables.

Costs - US$/barrel
				Lifting cost:
				• Brazil
7,20	7,33	6,12	20	• • without government participation	7,27	6,22	17
16,24	17,95	17,54	2	• • with government participation(8)	17,10	17,44	(2)
3,89	4,19	3,10	35	• International	4,05	3,03	34
				Refining cost
2,54	2,69	2,07	30	• Brazil (7)	2,62	1,99	32
2,42	3,01	1,36	121	• International	2,70	1,46	85
531	552	531	4	Corporate Overhead (US$ million) Parent Company (7)	1.082	850	27

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q06 Report.

(8) Lifting cost with government take had its historical series adjusted, retroactive to 2002, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participations.

Costs - R$/barrel
				Lifting cost
				• Brazil
15,20	14,45	13,16	10	• • without government participation	14,83	13,50	10
34,12	35,03	38,34	(9)	• • with government participation(8)	34,58	37,68	(8)
				Refining cost
5,36	5,31	4,55	17	• Brazil (7)	5,34	4,37	22

Not reviewed by the independent auditors.

Pag: 112

Exploration and Production – Thousand Barrels/day

Domestic oil and NGL production increased by 2% (41 thousand bpd), over the first half of 2006 due to the operational start-up of the platforms P-50 (Albacora Leste), FPSO-Capixaba (Golfinho) P-34 (Jubarte) and FPSO-Cidade de Rio de Janeiro (Espadarte), which jointly added approximately 200 thousand bpd, offset by the natural decline in production of the mature fields and the occurrence of operational problems.

Second-quarter domestic oil and NGL production remained virtually flat over the first quarter of 2007, declining by 1%.

Pag: 113

First-half consolidated international oil production dropped 19% over the first half of 2006 due to the loss of control in the Venezuelan operations caused by the change-over from an operating agreement to a mixed company, in which the Venezuelan government assumed a controlling interest through PDVSA. Consolidated gas production moved up 11% year-on-year, due to the resumption of normal production in the United States, which (1) was adversely affected in 2006 by hurricanes Rita and Katrina; (2) the start-up of production in the Cottonwood field in February 2007.

Consolidated international oil production in the second quarter grew by 5% over the first quarter of 2007 due to higher output from the Cottonwood field (USA) and the return of normal operations in Ecuador following the interruption in production caused by the popular unrest in March 2007. Consolidated gas production moved up 9% quarter-over-quarter, also due to (1) higher production from Cottonwood in the second quarter of 2007, (2) increased demand for Bolivian gas by Argentina and (3) higher supply to the Bolivian domestic market.

Pag: 114

Refining, Transportation and Supply – Thousand Barrels/day

The volume of processed crude in domestic refineries (primary processing) dipped 1% year-on-year in the first half of 2007, due to scheduled maintenance stoppages in the RPBC, Reduc, Repar and Refap refineries. During the second quarter of 2007, processed volumes fully recovered from the prior decline.

Domestic processed crude in the second quarter of 2007 edged up by 1% over the previous quarter, due to less time lost with maintenance stoppages.

Processed crude in the overseas refineries (primary processing) jumped by 85% year-on-year in the first half of 2007, due to the inclusion of the Pasadena refinery (USA) as of October 2006 and the increase in Argentinean refining capacity, offset by the sale of the Bolivian refineries in the second quarter of 2007.

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 12% in the second quarter of 2007, due to the sale of the Bolivian refineries in the second quarter.

Pag: 115

Costs

Lifting Costs (US$/barrel)

The first-half unit lifting cost in Brazil, excluding government take, increased by 17% in relation to the first half of 2006. Excluding the impact of the 7% appreciation of the Real, the unit lifting cost climbed by 12% due to higher service and material costs, caused by the upturn in industrial activity and the increase in personnel expenses as a result of wage hikes and the increase in the workforce to operate the new production units, which should decline as production from these units are gradually brought to full capacity.

In comparison with the first quarter of 2007, the second-quarter unit domestic lifting cost excluding government take, climbed by 2%. Excluding the 6% appreciation of the Real during the period on these costs denominated in Reais, the unit lifting cost would have fallen by 3%, due primarily to the lower number of well interventions and a reduction in required corrective maintenance in the Marlim field in the second quarter of 2007.

Pag: 116

Including government take, the first half of 2007 lifting cost fell by 2% year-on-year due to the slide in the average Brazilian oil price used as a reference to assess the government take (which is tied to the international price) and the reduction in the tax rate in those fields with a natural decline in production.

The domestic unit lifting cost in the second quarter of 2007 rose by 11% over the first quarter of 2007, due to the increase in government take, linked to higher international oil prices during the period.

Pag: 117

The first-half international unit lifting cost increased by 34% in comparison with the first half of 2006, due to (1) higher expenditure with third-party services and materials in Argentina; (2) increased expenditure in the United States following the return to normal operations, (3) partial production stoppage in 2006 due to the hurricanes; (4) the operational start-up of the deepwater Cottonwood field; and (5) higher expenses in Angola from the recovery of mature wells and installation maintenance.

Compared to the first quarter of 2007, the second-quarter international unit lifting cost increased by 8% due to (1) higher expenditure with third-party services related to well maintenance in Argentina; (2) increased expenditure in the United States due to the upturn in output from the deepwater Cottonwood field; and (3) expenses from equipment repairs. Partially offsetting these increases, expenditure in Angola was lower in the second quarter of 2007.

Pag: 118

Refining Costs (US$/Barrel)

Domestic unit refining costs increased 32% during the first half of 2007 as compared to the first half of 2006, due to increased operating expenses from materials and services, reflecting the investments to adapt the refineries to new product quality demands, and the increase in the number and scope of scheduled stoppages. Excluding the impact of the 6% appreciation of the Real on Real-denominated refining costs, these costs would have climbed by 25%.

In the second quarter of 2007, the domestic unit refining cost increased by 6% over the first quarter of 2007, fully reflecting the impact of the appreciation of the Real on Real-denominated refining costs.

Pag: 119

Average unit international refining costs climbed 85% year-on-year in the first half of 2007, due to the inclusion of the Pasadena refinery (USA) as of October 2006.

In quarter-over-quarter terms, average unit international refining costs increased by 24% in the second quarter of 2007 due to the unscheduled maintenance stoppage in the United States in April/07.

Pag: 120

Corporate Overhead – Parent Company (US$ million)

In comparison with the first half of 2006, corporate overhead climbed by 27% in 2007, reflecting the growth of the Company’s operations. Excluding the impact of the 7% appreciation of the Real, given that all such costs are denominated in Reais, corporate overhead increased 20% year-on-year due to (1) higher expenses from salaries, bonuses and benefits as a result of the collective bargaining agreements and (2) the expansion of the workforce.

In the second quarter, corporate overhead in Reais grew by 4% over the first quarter of 2007, primarily due to higher expenses from personnel, rent and other costs.

Pag: 121

Sales Volume – Thousand Barrels/day

Domestic sales volume moved up 3% year-on-year in the first half of 2007, led by diesel, LPG, aviation fuel and fuel oil. The upturn in diesel sales reflected the improved agricultural performance resulting from the higher grain harvest. Population growth and higher earnings among the less favored income groups pushed LPG sales. GDP growth and the increase in tourism, supported by the appreciation of the Real against the dollar increased sales of aviation fuel.

Oil and oil product export volume rose by 12%, as a consequence of higher oil production.

International sales volume climbed by 46% due to the increase in trading transactions and the Pasadena refinery's operations, offset by the elimination of operations in Venezuela and the sale of the Bolivian refineries.

Domestic sales volume of oil products moved up 4% year-on-year in the second quarter of 2007, led by diesel due to the seasonal upturn in agricultural activity and industrial output in the second quarter of 2007, and the recovery of activities that make intensive use of agricultural and road-building equipment, which were adversely affected by the exceptionally heavy rainfall in January and February.

Natural gas sales increased 4% over the first quarter of 2007, due to higher consumption by vehicles and industrial activity.

Pag: 122

Result by Business Area R$ million (1) (3)
	2° Quarter				Jan-Jun

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

5.083	6.416	6.899	(7)	EXPLORATION & PRODUCTION	11.499	13.673	(16)
2.136	2.231	1.632	37	SUPPLY	4.367	3.632	20
(316)	(215)	(222)	(3)	GAS AND ENERGY	(531)	(300)	77
189	215	132	63	DISTRIBUTION	404	295	37
(261)	235	255	(8)	INTERNATIONAL (2)	(26)	491	(105)
(2.590)	(1.745)	(1.122)	56	CORPORATE	(4.335)	(2.983)	45
(110)	(337)	(615)	(45)	ELIMINATIONS AND ADJUSTMENTS	(447)	(1.174)	(62)

4.131	6.800	6.959	(2)	CONSOLIDATED NET INCOME	10.931	13.634	(20)

(1)	Comments on the results by business area begin on page 17 and their respective financial statements on page 26.

(2)
In the international business segment, given that all operations are executed abroad, comparisons between the periods is influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

(3)
Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

Pag: 123

E&P: Net income from Exploration and Production totaled R$ 11.499 million in the first half of 2007, 16% below net income for the first six months of 2006 (R$ 13.673 million), due to the following factors:

   R$ 2.836 million reduction in gross profit, due to the decline in average domestic oil prices, partially offset by the 2% growth in oil and NGL output, the reduction in government take and higher average transfer prices for natural gas;

   Expenses of R$ 220 million related to financial incentives paid to pension plan participants in exchange for accepting amendments to the plan’s regulations.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 9.77/bbl in the first half of 2006 to US$ 10.84/bbl in the first half of 2007.

In comparison with the previous quarter, net income for the second quarter of 2007 increased by 26% due to higher average domestic oil prices, partially offset by a 1% decline in daily oil and NGL output.

The spread between the average domestic oil sale/transfer price and the average Brent price increased from US$ 9.96/bbl in the first quarter of 2007 to US$ 11.72/bbl in the second quarter of 2007.

Pag: 124

SUPPLY: The Supply segment recorded net income of R$ 4.367 million in the first half of 2007, 20% above the R$ 3.632 million registered during the same period in 2006, reflecting a reduction in average oil acquisition and oil product import costs, associated with the 7% appreciation of the Real against the dollar, as well as the lower value of heavy crude oil. These gains were partially offset by:

  Increased oil product import volumes;

  Higher selling and general and administrative expenses, chiefly due to the upturn in sales volume, and increased personnel and third-party service expenses.

In comparison with the previous quarter, second-quarter net income increased by 4% due to (1) the growth in oil product sales volume; (2) the increase in the average realized price for oil product sales; and (3) the sale, in the second quarter of 2007, of inventories acquired at a lower cost.

Pag: 125

GAS AND ENERGY: Gas and Energy recorded a first half of 2007 loss of R$ 531 million (versus a loss of R$ 300 million in the first half of 2006), generated by an increase in the average domestic natural gas transfer cost and reduced sales volumes. These effects were partially offset by the improvement in the energy sales margin due to the lower electricity acquisition costs.

The second quarter of 2007 result was a net loss of R$ 215 million (versus a loss of R$ 316 million in the first quarter of 2007), due to:

  A 5% increase in natural gas sales volume;

  A reduction in thermoelectric plant operating expenses.

These effects were partially offset by narrower electric power sales margins due to the higher acquisition costs.

Pag: 126

DISTRIBUTION: The Distribution segment posted a first-half net income of R$ 404 million, 37% above the R$ 295 million declared in the first half of 2006, resulting from a 12% increase in sales volume and a reduction in selling expenses.

The segment recorded a 34.1% share of the national fuel distribution market (in line with new criterion which adjusts for volume from ethanol sales) versus 31.4% in the first half of 2006 (32.5% according to the previous criterion).

In the second quarter, net income increased by 14% as compared to the first quarter of 2007 due to higher sales volume and lower selling expenses.

The segmen’s period share of the fuel distribution market increased from 33.9% in the first quarter of 2007, to 34,2% in the latest quarter.

Pag: 127

INTERNATIONAL: The International segment generated a first-half net loss of R$ 26 million, versus net income of R$ 491 million in the first half of 2006.

This reversal was primarily due to:

  The R$ 202 million decrease in gross profit due to the impact of the 11% appreciation of the Real against the US dollar on the financial statement currency conversion process;

  The R$ 294 million increase in exploration and drilling expenses (including seismic acquisition) in Turkey, Angola, Iran, the United States, Libya and Venezuela.

  The R$ 153 million increase in general and administrative expenses, due to increased operations by the foreign subsidiaries, corporate acquisitions and the constitution of new firms.

These effects were partially offset by nom operational results of R$ 95 million from the sale of the Bolivian refineries and the Hydroneuquen plant of PESA-Argentina.

In the second quarter of 2007, the International segment generated net income of R$ 235 million, versus a net loss of R$ 261 million in the first quarter of 2007.

This improvement was caused by:

i) The wider refinery and sales margins in the United States due to the higher sale prices;
ii) the improved result in Bolivia as a result of the new E&P contracts in effect as of May 2007 and capital gains from the sale of refineries; iii) greater E&P sales volume in the USA, caused by increased output from the Cottonwood field; iv) the R$ 283 million reduction in exploration expenses.

Pag: 128

CORPORATE: Corporate activities generated a loss of R$ 4.335 million in the first half of 2007, versus a loss of R$ 2.983 million in the first half of 2006, as a result of:

  Expenses of R$ 642 million from the financial incentive to pension plan participants in exchange for their acceptance of the amended plan;

  The R$ 1.421 million increase in net financial expenses, as detailed on page 6;

   The R$ 231 million increase in general and administrative expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement.

These effects were partially offset by the recognition of interest on own capital, which generated a fiscal benefit of R$ 746 million.

In the second quarter of 2007, corporate activities generated a loss of R$ 1.745 million, versus a loss of R$ 2.590 million in the first quarter of 2007, mainly due to:

  The R$ 563 million reduction in income tax expenses due to the recognition of interest on own capital, which generated a fiscal benefit of R$ 746 million;

  The first quarter of 2007 realization of expenses from the financial incentive to pension plan participants in exchange for their acceptance of the new regulations (R$ 632 million).

These effects were partially offset by the R$ 106 million increase in net financial expenses (see page 8).

Pag: 129

Consolidated Debt

	R$ million

	06.30.2007	03.31.2007	Δ %
Short-term Debt (1)	10.720	11.879	(10)
Long-term Debt (1)	29.100	32.539	(11)

Total	39.820	44.418	(10)
Net Debt (2)	21.966	23.955	(8)
Net Debt/(Net Debt + Shareholder's Equity) (1)	17%	19%	(2)
Total Net Liabilities (1) (3)	195.012	189.367	3
Capital Structure
(third parties net / total liabilities net)	45%	46%	(1)

(1)	Includes debt from leasing contracts (R$ 1.980 million on June 30, 2007 and R$ 2.259 million on March 31, 2007).
(2)	Total debt less cash and cash equivalents
(3)	Total liabilities net of cash/financial investments.

The net debt of the Petrobras System amounted to R$ 21.966 million on June 30, 2007, 8% down from March 31, 2007 (R$ 23.955 million), primarily due to the positive generation of free cash flow during the period (R$ 2.948 million), and in spite of the substantial growth of investments and the payment of dividends, as well as the impact of the appreciation of the Real when translating dollar denominated debt into Brazilian Reais.

The level of indebtedness, measured by the net debt/EBITDA ratio, fell from 0.54, on March 31, 2007, to 0.44 on June 30, 2007. The portion of the capital structure represented by third parties was 45%, 1 percentage point down from March 31, 2007.

Pag: 130

Pag: 131

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments for the expansion of its oil and natural gas production capacity by investing its own funds or by structuring ventures with strategic partners. On June 30, 2007, total investments during the first six months of 2007 amounted to R$ 19.795 million, 45% above expenditures during the same period for 2006.

R$ million
	First Half
	2007	%	2006	%	Δ %
• Own Investments	17.030	86	12.345	91	38

Exploration & Production	9.092	46	7.195	53	26
Supply	2.856	14	1.538	11	86
Gas and Energy	730	4	1.041	8	(30)
International	3.486	18	1.889	14	85
Distribution	547	3	333	2	64
Corporate	319	1	349	3	(9)

• Special Purpose Companies (SPCs)	2.596	13	1.156	8	125

• Ventures under Negotiation	169	1	142	1	19

• Structured Projects	-	-	1	-	-

Exploration & Production	-	-	1	-	(100)

Total Investments	19.795	100	13.644	100	45

		*

R$ million
	First Half
	2007	%	2006	%	Δ %
International
Exploration & Production	3.129	90	1.460	77	114
Supply	202	6	127	7	59
Gas and Energy	65	2	33	2	97
Distribution	26	1	26	1	-
Others	64	1	243	13	(74)

Total Investments	3.486	100	1.889	100	85

R$ million
	First Half
	2007	%	2006	%	Δ %
Projects Developed by SPCs
Marlim Leste	847	33	447	39	89
PDET Off Shore	186	7	37	3	403
Barracuda and Caratinga	-	-	40	3	-
Malhas	342	13	243	21	41
Gasene	586	23	330	29	-
EVM	-	-	32	3	-
CDMPI	206	8	-	-	-
Mexilhão	223	8	-	-	-
Amazĕnia	206	8	27	2	663

Total Investments	2.596	100	1.156	100	125

Pag: 132

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 84 consortiums. These ventures will require estimated total investments of approximately US 7,528 million by the end of the current year.

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured by the generation of current taxes, duties and social contribution, totaled R$ 25.376 million on June 30, 2007.

R$ million
	2° Quarter				First Half

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Economic Contribution - Country
4.132	4.484	4.463	-	Value Added Tax (ICMS)	8.616	8.548	1
1.853	1.973	1.930	2	CIDE (1)	3.826	3.777	1
2.749	2.974	2.982	-	PASEP/COFINS	5.723	5.627	2
2.892	3.005	3.736	(20)	Income Tax & Social Contribution	5.897	7.484	(21)
656	658	485	36	Other	1.314	1.075	22

12.282	13.094	13.596	(4)	Subtotal Country	25.376	26.511	(4)

888	824	1.001	(18)	Economic Contribution - Foreign	1.712	1.844	(7)

13.170	13.918	14.597	(5)	Total	27.088	28.355	(4)

(1)	CIDE - CONTRIBUTION FOR INTERVENTION IN THE ECONOMIC DOMAIN

2. Government Take

R$ million
	2nd Quarter				First Half

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Country
1.627	1.778	1.981	(10)	Royalties	3.405	3.739	(9)
1.509	1.647	2.146	(23)	Special Participation	3.156	4.146	(24)
33	28	29	(3)	Surface Rental Fees	61	53	15

3.169	3.453	4.156	(17)	Subtotal Country	6.622	7.938	(17)

299	186	310	(40)	Foreign	485	526	(8)

3.468	3.639	4.466	(19)	Total	7.107	8.464	(16)

Government take in the country declined by 17% during the first half of 2007, due to the 12% decrease in the reference price for local oil, which averaged R$ 103,45 (US$ 50.76), versus R$ 117,68 (US$ 53.76) in the first half of 2006, reflecting lower reference prices for crude oil on the international markets, and the reduction in the Special Participation tax due to the natural decline in production in fields subject to Special Participation, which reduced the applicable tax bracket for those fields.

Pag: 133

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of 06.30.2007	109.290	11.188
. Profit in the sales of products in affiliated inventories	(426)	(426)
. Reversal of profits on inventory in previous years	-	362
. Capitalized interest	(807)	(99)
. Absorption of negative net worth in affiliated companies *	(179)	(105)
. Other eliminations	(599)	11

. According to consolidated information as of 06.30.2007	107.279	10.931

*
Pursuant to CVM Instruction 247/96, losses considered as temporary for investments evaluated by the equity method, where the investee shows no intentions of ceasing operations or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on June 30, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs

Nominal Change
	2° Quarter			First Half

1Q-2007	2007	2006		2007	2006

-5,05%	13,61%	3,86%	Petrobras ON	7,87%	17,19%
-7,35%	11,92%	0,09%	Petrobras PN	3,69%	16,04%
-3,38%	21,87%	3,05%	ADR- Level III - ON	17,75%	25,31%
-3,68%	19,40%	-0,01%	ADR- Level III - PN	15,01%	24,03%
2,99%	18,75%	-3,48%	IBOVESPA	22,30%	9,49%
-0,87%	8,53%	0,37%	DOW JONES	7,59%	4,04%
0,26%	7,50%	-7,17%	NASDAQ	7,78%	-1,51%

Petrobras’ shares had a book value of R$ 24,91 per share on June 30, 2007.

Pag: 134

5. Foreign Exchange Exposure

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million

	06.30.2007	03.31.2007

Current Assets	19.418	21.796

Cash and Cash Equivalents	7.857	9.732
Other Current Assets	11.561	12.064

Non-current Assets	31.332	31.701

Long-term Assets	4.403	4.018
Investments	1.223	1.254
Property, plant and equipment	22.699	23.186
Intangible	2.444	2.613
Deferred	563	630

Total Assets	50.750	53.497

Liabilities	R$ million
	06.30.2007	03.31.2007

Current Liabilities	15.410	15.656

Short-term Debt	6.652	7.415
Suppliers	6.058	4.920
Other Current Liabilities	2.700	3.321

Long-term Liabilities	21.610	23.904

Long-term Debt	20.721	22.976
Other Long-term Liabilities	889	928

Total Liabilities	37.020	39.560

Net Assets (Liabilities) in Reais	13.730	13.937

(+) Investment Funds - Exchange	168	1.745

(-) FINAME Loans - dollar-indexed reais	409	487

Net Assets (Liabilities) in Reais	13.489	15.195

Net Assets (Liabilities) in Dollar	7.003	7.411

Exchange rate (*)	1,9262	2,0504

(*)	US dollars are converted into Reais at the dollar-selling price as of the close of the period.

Pag: 135

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	2,5% above TJLP
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/15/2007

Pag: 136

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% per year
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2007

Pag: 137

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per year
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	09/30/2007

Pag: 138

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ THOUSAND

	CONSOLIDATED				PARENT COMPANY

	06.30.2007		06.30.2006		06.30.2007		06.30.2006

Sales of products and services and
non-operating income (*)	104.916.812		96.890.674		80.322.185		77.327.967

Consumed raw material	(12.366.839)		(9.628.477)		(6.547.208)		(6.763.014)
Cost of products and services sold	(16.932.938)		(14.852.206)		(4.870.449)		(4.114.188)
Energy, third party services and other
operating expenses	(12.568.603)		(7.650.029)		(10.702.039)		(6.842.340)

GROSS VALUE ADDED	63.048.432		64.759.962		58.202.489		59.608.425

Depreciation and amortization	(5.065.563)		(4.450.030)		(2.742.092)		(2.215.715)
Equity pickup	(173.091)		(291.997)		548.893		1.049.826
Financial income/monetary and
foreign exchange variations	1.147.163		1.233.399		1.132.005		562.404
Goodwill/discount - amortization	(14.204)		(16.570)		10.422		6.175
Rental and royalties	250.869		274.120		195.368		194.525

TOTAL VALUE ADDED AVAILABLE
FOR DISTRIBUTION	59.193.606		61.508.884		57.347.085		59.205.640

DISTRIBUTION OF VALUE ADDED	59.193.606	100%	61.508.884	100%	57.347.085	100%	59.205.640	100%

Personnel	6.365.379	11%	4.867.762	8%	5.165.974	9%	3.789.898	7%

Salaries, benefits and charges	6.365.379	11%	4.867.762	8%	5.165.974	9%	3.789.898	7%
Government entities	34.195.117	58%	36.819.549	60%	33.816.611	59%	36.033.327	60%

Taxes, charges and contributions	27.599.539	47%	27.755.111	45%	27.700.816	48%	27.415.194	46%
Deferred income/social contribution
taxes	(511.237)	-1%	600.201	1%	(505.867)	-1%	679.962	1%
Government participations	7.106.815	12%	8.464.237	14%	6.621.662	12%	7.938.171	13%

Financial institutions and suppliers	6.793.576	11%	5.235.658	9%	7.176.831	13%	5.368.673	10%

Interest, monetary and exchange
variations	3.153.366	5%	1.818.578	3%	2.627.707	5%	975.726	2%
Leasing and charter expenses	3.640.210	6%	3.417.080	6%	4.549.125	8%	4.392.947	8%

Shareholders:	11.839.534	20%	14.585.915	23%	11.187.668	19%	14.013.742	23%

Interest on capital and dividends	2.193.519	4%			2.193.519	4%
Minority interest	908.463	1%	951.465	1%
Retained earnings	8.737.552	15%	13.634.450	22%	8.994.149	15%	14.013.742	23%
(*) Includes allowance for doubtful debts.

Pag: 139

STATEMENT OF CASH FLOW

	R$ THOUSAND

	CONSOLIDATED		PARENT COMPANY

	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Net Income for the Period	10.931.071	13.634.450	11.187.668	14.013.742
(+) Adjustments	10.111.851	7.041.282	11.055.913	2.920.407

Goodwill/Discount - amortization	5.065.563	4.450.030	2.742.092	2.215.715
Petroleum and alcohol accounts	(7.311)	(7.031)	(7.311)	(7.031)
Operation with supply of petroleum and oil products -
foreign			4.617.160	2.884.584
Financial charges, related parties and
projects financings	(1.224.117)	(424.165)	1.433.707	900.987
Minority interest	908.463	951.465
Gain (loss) from changes in equity pickup			(13.305)	(64.987)
Equity pickup	187.295	308.567	(559.315)	(1.056.001)
Net book value of fixed assets written off	326.045	1.044.020	30.942	105.652
Deferred income tax and social contribution, net	(511.237)	600.201	(505.867)	927.425
Exchange variation on fixed assets	3.879.878	2.764.150
Change in inventories	(1.024.157)	(3.709.609)	(278.501)	(3.437.839)
Change in accounts receivable from third and related
parties	1.320.196	1.592.723	1.329.241	1.359.088
Change in suppliers to third and related parties	273.923	1.366.615	800.420	(1.959.489)
Change in taxes and contributions	1.097.849	(457.435)	529.750	530.358
Change in projects financings			27.996	(1.274.570)
Change in pension and healthcare plans	1.072.142	1.225.958	969.662	1.136.556
Change in other assets and liabilities	(1.252.681)	(2.664.206)	(60.758)	659.959

(=) Cash Generated by Operating Activities	21.042.922	20.675.732	22.243.581	16.934.149

(-) Cash Used in Investment Activities	(18.552.753)	(12.660.484)	(10.323.009)	(7.932.683)

Investment in exploration, production and gas	(9.385.821)	(7.771.308)	(6.583.809)	(5.731.710)
Investment in refining and transportation	(3.520.953)	(1.642.346)	(3.052.106)	(1.296.288)
Investment in gas and energy	(2.421.151)	(624.562)	(829.790)	(947.022)
Investment in distribution	(158.538)	(264.349)
Investment in international segment	(2.841.645)	(1.925.341)	(7.965)	(6.269)
Other investments	(375.137)	(485.779)	(373.579)	(424.621)
Dividends received	150.492	53.201	753.430	836.053
Ventures under negociation			(229.190)	(362.826)

(=) Net Cash Flow	2.490.169	8.015.248	11.920.572	9.001.466

(-) Cash Used in Financing Activities	(12.465.332)	(8.719.205)	(20.632.916)	(10.218.579)

(=) Cash Generated (Used) in the Period	(9.975.163)	(703.957)	(8.712.344)	(1.217.113)

At Beginning of the Period	27.829.105	23.417.040	20.098.892	17.481.555

At End of the Period	17.853.942	22.713.083	11.386.548	16.264.442

Pag: 140

CONSOLIDATED SEGMENT INFORMATION AS OF
JUNE 30, 2007

Consolidated Assets by Operating Segment - 06.30.2007

	R$ THOUSANDS
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	82.680.170	45.909.848	23.101.641	8.574.387	23.747.366	36.125.451	(9.253.416)	210.885.447

CURRENT ASSETS	7.892.974	21.349.238	2.891.605	4.431.488	5.118.813	24.465.517	(8.557.989)	57.591.646

Cash and cash equivalents						17.853.942		17.853.942
Other	7.892.974	21.349.238	2.891.605	4.431.488	5.118.813	6.611.575	(8.557.989)	39.737.704
NON-CURRENT ASSETS	74.787.196	24.560.610	20.210.036	4.142.899	18.628.553	11.659.934	(695.427)	153.293.801

Long-term assets	4.306.517	1.157.824	2.036.410	1.069.276	1.337.570	8.498.494	(681.873)	17.724.218
Property, plant and equipment	67.596.650	21.696.729	17.168.349	2.672.683	12.100.914	1.787.675	(13.554)	123.009.446
Other	2.884.029	1.706.057	1.005.277	400.940	5.190.069	1.373.765	-	12.560.137

Consolidated Statement of Income by Operating Segment - 1S- 2007

	R$ THOUSANDS

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net Operating Revenues	36.087.114	62.902.016	4.358.635	21.081.140	9.516.831	-	(53.253.614)	80.692.122

Intersegment	33.654.926	16.883.836	1.114.221	383.645	1.216.986	-	(53.253.614)	-
Third parties	2.432.188	46.018.180	3.244.414	20.697.495	8.299.845	-	-	80.692.122
Cost of Goods Sold	(16.110.501)	(53.767.996)	(3.966.733)	(19.083.337)	(7.749.550)	-	52.497.095	(48.181.022)

Gross Profit	19.976.613	9.134.020	391.902	1.997.803	1.767.281	-	(756.519)	32.511.100
Operating Expenses	(1.895.699)	(2.579.796)	(879.343)	(1.368.932)	(1.420.527)	(4.327.784)	78.475	(12.393.606)
Selling, General & Administrative	(350.726)	(1.905.041)	(456.096)	(1.160.783)	(731.014)	(1.376.379)	79.583	(5.900.456)
Taxes	(14.915)	(73.225)	(46.000)	(90.973)	(67.502)	(329.357)	-	(621.972)
Prospecting & Drilling	(451.337)	-	-	-	(594.789)	-	-	(1.046.126)
Research & Development	(405.909)	(148.949)	(85.112)	(5.690)	(2.026)	(162.727)	-	(810.413)

Healthy and Pension Plan	-	-	-	-	-	(905.291)	-	(905.291)

Other Operating Expenses	(672.812)	(452.581)	(292.135)	(111.486)	(25.196)	(1.554.030)	(1.108)	(3.109.348)
Operating Income (Loss)	18.080.914	6.554.224	(487.441)	628.871	346.754	(4.327.784)	(678.044)	20.117.494

Financial Expenses. net	-	-	-	-	-	(2.006.203)	-	(2.006.203)

Participation in subsidiaries and	-	81.015	23.286	(8.152)	42.965	(326.409)	-	(187.295)
Affiliated Companies
Non-operating income (expenses)	(24.734)	(4.898)	2.684	(4.751)	88.757	(5.555)	-	51.503

Income/(Loss) before taxes
and minority interests	18.056.180	6.630.341	(461.471)	615.968	478.476	(6.665.951)	(678.044)	17.975.499
Income tax and social contribution	(6.139.101)	(2.226.768)	164.818	(212.201)	(247.699)	2.294.451	230.535	(6.135.965)
Minority Interests	(417.315)	(36.655)	(233.839)	(3)	(256.094)	35.443	-	(908.463)

Net Income (Loss)	11.499.764	4.366.918	(530.492)	403.764	25.317	(4.336.057)	(447.509)	10.931.071

A portion of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

Pag: 141

Consolidated results – International Business Area – 1S-2007

	R$ THOUSANDS INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			ENERGIA
INTERNATIONAL
ASSETS (06.30.2007)	17.151.226	4.573.150	4.358.131	705.998	2.295.676	(5.336.815)	23.747.36

(1)
INCOME STATEMENT
Net Operating Revenues	2.402.332	6.232.342	1.127.399	1.779.959	24.781	(2.049.982)	9.516.83

Inter segment	1.664.011	1.388.582	201.385	12.990	-	(2.049.982)	1.216.98
Third parties	738.321	4.843.760	926.014	1.766.969	24.781	-	8.299.84
Operating Profit (Loss)	134.606	205.952	304.919	(29.079)	(282.173)	12.529	346.75
Net Income (Loss)	(95.241)	161.206	210.813	(22.634)	(291.990)	12.529	(25.31

(1) Spending on training of new employees at Petrobras is now posted to the particular section in which each employee works, and is no longer shown as a total figure as administrative expenses under corporate divisions. In order to maintain comparability with previous periods, we are showing the statements for the previous period according to the new criteria described above.

Statement of Other Operating Income (Expenses)

			GAS
			&
	E&P	SUPPLY	ENERGY .	DISTRIB	INTERN.	CORP.	ELIMIN.	TOTAL

Petros Plan Repactuation Costs	(219.741)	(128.849)	(11.437)	(40.656)	(7.832)	(641.691)	-	(1.050.206)
Cultural projects and institutional	(35.836)	(28.045)	-	(21.426)	-	(461.912)	-	(547.219)
relations
Operational expenses with	-	-	(245.116)	-	-	-	-	(245.116)
thermoelectric
Losses and contingencies on judicial
process	(135.957)	(33.892)	(15)	(48.566)	(2.357)	(1.988)	-	(222.775)
Safety, environment and health	(9.360)	(48.918)	(1.534)			(138.869)		(198.681)
expenses
Job classification and assessment new
plan	(47.482)	(23.480)	(4.346)		(3.217)	(44.880)		(123.405)

Unscheduled stoppages – plant and	(18.706)	(71.574)	-	-	-	-	-	(90.280)
equipment					-
Hedge gains (losses)	-	(63.976)	-	-	-	-	-	(63.976)

Contractual losses on transportation	-	-	-	-	(43.613)	-	-	(43.613)
services (Ship or Pay)

Others	(205.730)	(53.847)	(29.687)	(838)	31.823	(264.690)	(1.108)	(524.077)

	(672.812)	(452.581)	(292.135)	(111.486)	(25.196)	(1.554.030)	(1.108)	(3.109.348)

Pag: 142

- Part of the expenses relating to idle thermoelectric facilities is now posted to CPV in light of the connection of these expenses to the sale of electricity tied to available capacity for commercialization, regardless of the volumes effectively generated.

- Aiming to bring uniformity to the posting of expenses relating to Environment, Health and Safety, we now post all these expenses under Other Operating Income (Expenses).

PETROBRAS SHAREHOLDERS’ BREAKDOWN

			Composition of Stock
	Composition of Stock		Capital
Stockholders	Capital (12/31/2006)		(06/30/2007)

	Shares	%	Shares	%

Common Shares	2.536.673.672	100,0	2.536.673.672	100,0

Federal Union	1.413.258.228	55,7	1.413.258.228	55,7
BNDESPar	47.246.164	1,9	47.246.164	1,9
ADR Level 3	684.488.756	27,0	703.504.828	27,7
FMP - FGTS PETROBRAS	111.122.616	4,4	109.350.583	4,3
Foreigner (Resolution no 2.689 C.M.N.)	73.044.091	2,9	70.207.598	2,8
Other transfer agents (*)	207.513.817	8,1	193.106.271	7,6

Preferred Shares	1.850.364.698	100,0	1.850.364.698	100,0

BNDESPar	287.023.667	15,5	287.023.667	15,5
ADR Level 3 and Rule 144-A	676.900.544	36,6	693.918.992	37,5
Foreigner (Resolution no 2689 C.M.N.)	291.682.789	15,8	269.255.367	14,6
Other transfer agents (*)	594.757.698	32,1	600.166.672	32,4

Capital	4.387.038.370	100,0	4.387.038.370	100,0

Federal Union	1.413.258.228	32,2	1.413.258.228	32,2
BNDESPar	334.269.831	7,6	334.269.831	7,6
ADR (Common Shares)	684.488.756	15,6	703.504.828	16,0
ADR (Preferred Shares)	676.900.544	15,4	693.918.992	15,8
FMP - FGTS PETROBRAS	111.122.616	2,5	109.350.583	2,5
Foreigner (Resolution no 2689 C.M.N.)	364.726.880	8,3	339.462.965	7,8
Other transfer agents (*)	802.271.515	18,4	793.272.943	18,1

(*) Includes Bovespa custody and other entities

Pag: 143

Petróleo Brasileiro S.A. - Petrobras

Independent accountants’ report on the
special review of the quarter ended
June 30, 2007

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in
accordance with accounting practices adopted in Brazil and rules of the CVM)

Pag: 144

Independent accountants’ special review report

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in accordance with accounting practices adopted in Brazil and rules of the CVM)

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

We have reviewed the quarterly information of Petróleo Brasileiro S.A. - Petrobras for the quarter ended June 30, 2007, comprising the balance sheet of Petróleo Brasileiro S.A. - Petrobras and the consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries, the related statements of income and the consolidated statements of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACO
- Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of the quarterly information.

2

Our special review was performed with the objective of issuing a special review report on the quarterly information referred to in the first paragraph, taken as a whole. The statements of cash flows, added value and the segment information for the quarter ended June 30, 2007, represent supplementary information to the quarterly information, are not required by the accounting practices adopted in Brazil, and are being presented to facilitate additional analysis. These supplementary information were subject to the same review procedures as applied to the quarterly information and, based on our special review, we are not aware of any material change which should be made for them to be adequately presented in relation to the quarterly financial information referred to in the first paragraph, taken as a whole.

August 13, 2007

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC RJ-052-428/O-2

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.